UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Radiant Systems, Inc.

(Name of Subject Company)

Radiant Systems, Inc.

(Names of Person(s) Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

75025N102

(CUSIP Number of Class of Securities)

John H. Heyman

Chief Executive Officer

3925 Brookside Parkway

Alpharetta, Georgia 30022

(770) 576-6000

(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Copies To:

R.W. Smith, Jr., Esq.

DLA Piper LLP (US)

6225 Smith Avenue

Baltimore, Maryland 21209

(410) 580-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Radiant Systems, Inc., a Georgia corporation (the “Company”). The address of the Company’s principal executive offices is 3925 Brookside Parkway, Alpharetta, Georgia 30022, and the Company’s telephone number is (770) 576-6000.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, no par value, of the Company (the “Common Stock”).

The shares of Common Stock are hereinafter referred to as the “Shares.” As of July 20, 2011, there were 40,714,867 Shares issued and outstanding, of which 1,040,906 Shares were restricted shares subject to vesting.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The Company is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, address and telephone number are set forth in Item 1 above. The Company’s website is www.radiantsystems.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Ranger Acquisition Corporation, a Georgia corporation (“Purchaser”), a wholly owned subsidiary of NCR Corporation, a Maryland corporation (“Parent”), and pursuant to which Purchaser has offered to purchase all of the outstanding Shares that are not already owned by Parent and its subsidiaries at a price of $28.00 per Share (the “Offer Price”), net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated July 25, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on July 25, 2011. Copies of the Offer to Purchase and related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

This Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 11, 2011 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the time Purchaser accepts for payment any Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Completion of the Offer”), Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”) upon the terms and conditions set forth in the Merger Agreement and in accordance with the Georgia Business Corporation Code, as amended (the “GBCC”). As a result of the Merger, the Shares that are not acquired in the Offer, other than the Shares owned by Parent and its subsidiaries (including Purchaser), would be converted into the right to receive a per share amount equal to the Offer Price, net to the shareholder in cash, without interest and less any required withholding taxes. Following the effective time of the Merger (the “Completion of the Merger”), the Company will continue as a wholly owned subsidiary of Parent (the Company after the Completion of the Merger is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9.

The initial expiration date of the Offer is 12:00 midnight, New York City time, at the end of the day on August 19, 2011, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

The Schedule TO states that the business address and telephone number for Parent and Purchaser are 3097 Satellite Boulevard, Duluth, Georgia 30096, (937) 445-5000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, and in the Information Statement of the Company (the “Information Statement”) filed as Annex I to this Schedule 14D-9 (and incorporated by reference into this Item 3), to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

Arrangements between Radiant Systems and Parent and Purchaser

Merger Agreement

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1) to the Schedule TO, are incorporated in this Schedule 14D-9 by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Voting Agreement

Parent and Purchaser entered into a Tender and Voting Agreement dated as of July 11, 2011 (the “Tender and Voting Agreement”), as amended by the First Amendment to the Tender and Voting Agreement (the “Amendment”), with certain shareholders of the Company who are also members of the Board of Directors of the Company (the “Board”) and certain executive officers of the Company. The summary of the Tender and Voting Agreement contained in the Offer to Purchase, which is being filed as Exhibit (a)(1) to the Schedule TO, is incorporated in this Schedule 14D-9 by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Tender and Voting Agreement and the Amendment, which are filed as Exhibits (e)(2) and (e)(3) hereto and are incorporated herein by reference.

The Merger Agreement and the Tender and Voting Agreement have been filed as exhibits to this Schedule 14D-9 to provide shareholders with information regarding their terms and are not intended to modify or supplement any factual disclosures about the Company or Parent in the Company’s or Parent’s public reports filed with the SEC. In particular, the Merger Agreement and the Tender and Voting Agreement and the summary of their terms contained in the Current Report on Form 8-K filed by the Company with the SEC on July 12, 2011, and incorporated herein by reference, are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or Parent. Each agreement contains representations and warranties that the parties to each such agreement made to and solely for the benefit of each other. Investors are not third-party beneficiaries under the Merger Agreement or the Tender and Voting Agreement and should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and the Tender and Voting Agreement, and in the case of the representations and warranties in the Merger Agreement, are qualified by information contained in the confidential disclosure schedule that the Company delivered in connection with signing the Merger Agreement. Furthermore, the representations and warranties in the Merger Agreement have been negotiated with the principal purpose of (i) establishing the circumstances under which the Purchaser may have the right not to consummate the Offer or Parent or the Company may have the right to terminate the Merger Agreement and (ii) allocating risk between the parties, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable under federal securities laws. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosure.

Confidentiality Agreement

On May 27, 2011, the Company and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), in connection with a potential merger, acquisition or other extraordinary business transaction between the parties, under which Parent agreed to keep confidential the information furnished to it and its representatives by or on behalf of the Company for two years from the date of the Confidentiality Agreement, and to use such information only for purposes of evaluating a transaction with the Company.

Representation on Radiant Systems Board

The Merger Agreement provides that, upon the Completion of the Offer, Parent shall be entitled to designate, from time to time, to serve on the Board such number of directors as will give Parent representation equal to at least that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to the right of Parent described in this paragraph) by (ii) the percentage that (A) the number of Shares owned by Parent and its subsidiaries (including Shares accepted for payment pursuant to the Offer and the Top-Up Shares issued to the Purchaser) bears to (B) the number of Shares then outstanding. The Company has agreed to take all action requested by Parent necessary to cause Parent’s designees to be elected or appointed to the Board, including obtaining resignations of incumbent directors and increasing the size of the Board.

The Merger Agreement provides that, in the event Parent’s designees are elected or appointed to the Board, until the Completion of the Merger, the Board will have at least three directors who were directors on the date of the Merger Agreement and who are “independent directors” as defined by Rule 5605(a)(2) of the Nasdaq Marketplace Rules (“Continuing Directors”).

The Merger Agreement provides that following the election or appointment of Parent’s designees to the Board pursuant to the terms of the Merger Agreement and until the Completion of the Merger, the affirmative vote of a majority of the Continuing Directors shall be required for the Company to consent: (i) to amend or terminate the Merger Agreement, (ii) to waive any of the Company’s rights or remedies under the Merger Agreement or (iii) to extend the time for the performance of any of the obligations or other acts of Parent or Purchaser.

Director and Executive Officer Relationships with and Securities Ownership in Parent

In connection with the execution of the Merger Agreement, Parent and the Company entered into a retention incentive letter with Andrew S. Heyman (the “Retention Letter”) and non-competition agreements with Alon Goren and John Heyman (the “Non-Competition Agreements”). Mr. Heyman also received an offer letter from Parent pursuant to which he would be employed by Parent as the senior vice president and general manager—hospitality, effective as of the completion of the Offer. In that capacity, Mr. Heyman will receive a base salary of $415,000 per year, be eligible to receive an annual cash bonus beginning in 2012 of between 85% and 160% of his base salary, but no less than $405,000 for 2012, receive a grant of restricted stock units with an initial value of $1,200,000 and vesting on the third anniversary of the grant date and an annual equity award for 2012 with a value of not less than $750,000, and be eligible for various benefits provided by Parent, including severance benefits in the event his employment terminates under certain circumstances after one year of employment.

Pursuant to the terms of the Retention Letter, effective as of the closing of the Offer, Mr. Heyman will continue his employment with the Company. If he continues his employment with the Company, Mr. Heyman will be entitled to receive retention bonus payments of $270,000 on the 12-month anniversary of the closing of the Offer and of $135,000 on the 18-month anniversary of the closing of the Offer, for a total retention bonus of $405,000. In addition, for a period of two years following Mr. Heyman’s termination of employment with the Company, Mr. Heyman has agreed to certain restrictions on solicitation of employees and customers of the Company and competition with the Company.

Pursuant to the terms of the Non-Competition Agreements, John Heyman and Alon Goren have agreed not to compete with the Company for a period of two years following the closing of the Offer, to maintain the confidentiality of trade secret information of the Company, and to certain restrictions on soliciting customers of the Company and soliciting, recruiting or hiring employees of the Company. In consideration for these agreements, Parent agreed to include Mr. Heyman and Mr. Goren as individuals who are entitled to receive a cash payment for certain outstanding Company equity awards as provided in the Merger Agreement, in the amount of $443,394 and $112,014, respectively, that each of them will receive 100% of the target cash bonus for 2011 pursuant to the Merger Agreement, and the Company will pay each of them an amount equal to one month’s base salary ($45,833 for Mr. Heyman and $27,000 for Mr. Goren).

The foregoing descriptions of the Retention Letter and the Non-Competition Agreements are qualified in their entirety by reference to the Retention Letter and the Non-Competition Agreements, which are filed as Exhibits (e)(4), (e)(5) and (e)(6) to this Schedule 14D-9 and are incorporated herein by reference.

As of July 22, 2011, to the knowledge of the Company after making reasonable inquiry, none of the Company’s directors or executive officers beneficially owns any shares of common stock, par value $0.01 per share, of Parent.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

The Company’s executive officers and the members of the Board may be deemed to have certain interests in the Contemplated Transactions, including the Offer and the Merger, that may be different from or in addition to those of the Company’s shareholders generally. These interests may create potential conflicts of interest. The Board was aware of those interests and considered them, among other matters, in reaching its decision to adopt the Merger Agreement and approve the Contemplated Transactions.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, which is incorporated in its entirety herein, under the headings “Transactions with Related Persons, Promoters and Certain Control Persons;” “Discussion of Director Compensation;” “Director Compensation Table;” “Security Ownership of Certain Beneficial Owners and Management;” “Compensation Discussion and Analysis;” “Summary Compensation Table for Fiscal Years 2008, 2009 and 2010;” “Grants of Plan-Based Awards during Fiscal 2010;” “Outstanding Equity Awards at 2010 Fiscal Year-End;” and “Senior Executive Change in Control Severance Plan.”

Company Stock Based Plans

For purposes of any award under a Company stock plan for which vesting is based on the Company’s or the award recipient’s performance for a fiscal period of which only a portion is complete as of the Closing (a “Performance Award”), vesting will be determined based on the number of Shares that would otherwise vest in accordance with such award upon the achievement of the “Budget” level at 100% of the stated performance goal (excluding any additional Shares that would vest or which would be required to be issued upon the achievement of any performance goal in excess of the “Budget” level at 100%, as specified in the award). Any holder of a Performance Award who is also a participant in the Senior Executive Change in Control/Severance Plan (the “Severance Plan”) will be entitled to receive an additional amount in cash equal to the amount such person would have received in cash pursuant to the terms of the Merger Agreement if the performance goal resulting in 125% of the award being earned at the “Aspiration” level under the terms of such Performance Award had been met, less all amounts otherwise paid to such person with respect to the Performance Award (the “Award Balance”) in the event that such person becomes entitled to payment of severance under the terms of the Severance Plan. Any holder of a Performance Award who does not receive the Award Balance will be entitled to receive the Award Balance if such holder remains employed by the Company for a period of one year following the Closing Date, or earlier if such holder’s employment is terminated by the Company without cause.

Cash Payable for Outstanding Shares Pursuant to the Offer

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash Offer Price on the same terms and conditions as the other shareholders of the Company. As of July 20, 2011, the directors and executive officers of the Company beneficially owned, in the aggregate, 3,442,645 Shares, excluding Shares subject to exercise of Options and settlement of Restricted Stock Units (as discussed, and such capitalized terms as defined, below). If the directors and executive officers were to tender all 3,442,645 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors and executive officers would receive an aggregate of $96,394,060 in cash pursuant to tenders into the Offer. The beneficial ownership of Shares of each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

Company Stock Options

Under the Merger Agreement, upon acceptance for payment of the Shares pursuant to and subject to the conditions of the Offer (the “Offer Closing”), each unexercised Company Option (as defined in the Merger Agreement and referred to herein as an “Option”) that is outstanding immediately prior to the Offer Closing Date shall be canceled. All Options will be treated as vested as of the Offer Closing, and the holders of each such Option will become entitled to receive an amount in cash equal to the product of (a) the excess, if any, of the Offer Price over the exercise price per Share subject to such Option multiplied by (b) the number of Shares subject to such Option immediately prior to the Offer Closing Date, without interest and less any required withholding taxes (such amount, the “Option Spread Value”). The Option Spread Value will be paid to each holder of an Option as soon as practicable after the Offer Closing Date. The date on which the Offer Closing occurs is referred to as the “Offer Closing Date.”

The table below sets forth information regarding the Options held by the Company’s directors and executive officers as of July 20, 2011 having an exercise price per Share less than $28.00 that would be canceled and exchanged immediately prior to the Option Closing Date into the right to receive the Option Spread Value, assuming that the Offer Closing Date occurred on August 20, 2011 for illustrative purposes of determining the number of unvested Options.

	Vested Options to be Converted to the Option Spread Value		Unvested Options to be Converted to the Option Spread Value		Option Spread Value from Vested Options	Option Spread Value from Unvested Options	Total Option Spread Value
Name	Number of Shares	Weighted Average Exercise Price per Share	Number of Shares	Weighted Average Exercise Price per Share
Alon Goren	148,675	$6.2285	23,071	$10.6633	$3,236,878	$399,975	$3,636,853
John H. Heyman	296,875	$11.6884	122,688	$10.0212	$4,842,506	$2,205,783	$7,048,289
Andrew S. Heyman	288,401	$10.7837	81,191	$10.0212	$4,965,198	$1,459,717	$6,424,915
Mark E. Haidet	72,578	$12.4894	39,337	$10.7296	$1,125,728	$679,366	$1,805,094
Carlyle Taylor	62,778	$10.9695	27,870	$10.1541	$1,069,141	$497,365	$1,566,506
James S. Balloun	84,483	$10.2696	0	—	$1,497,917	$0	$1,497,917
William A. Clement, Jr.	52,083	$11.7399	0	—	$846,875	$0	$846,875
J. Alexander M. Douglas, Jr.	89,483	$10.3384	0	—	$1,580,413	$0	$1,580,413
Philip J. Hickey, Jr.	0	—	25,000	$17.2200	$0	$269,500	$269,500
Michael Z. Kay	109,483	$10.4250	0	—	$1,924,164	$0	$1,924,164
Donna A. Lee	51,083	$12.5317	0	—	$790,167	$0	$790,167
Nick Shreiber	0	—	25,000	$17.6000	$0	$260,000	$260,000

Company Restricted Stock Units

Under the Merger Agreement, the Company agreed to cause all Common Stock Units (as defined in the Merger Agreement and referred to herein as “Restricted Stock Units”) outstanding immediately prior to the Offer Closing Date to be canceled. All Restricted Stock Units will be treated as vested as of the Offer Closing, and the holders of such Restricted Stock Units will become entitled to receive an amount in cash equal to the product of (a) the amount of the Offer Price and (b) the maximum number of Shares subject to such Restricted Stock Unit, without interest and less any required withholding taxes, which amount is payable to each holder as soon as practicable after the Offer Closing Date. As of July 20, 2011, the Company’s directors and executive officers do not hold any Restricted Stock Units.

Restricted Shares

At the Offer Closing Date, all forfeiture restrictions on Company Restricted Shares (as defined in the Merger Agreement and referred to herein as “Restricted Shares”) outstanding immediately prior to the Offer Closing Date will lapse and such Restricted Shares will be treated in the same manner as other outstanding Shares. Such Restricted Shares will be exchanged for an amount in cash equal to the product of (a) the amount of the Offer Price and (b) the number of Restricted Shares, without interest and less any required withholding taxes (such amount, the “Restricted Share Value”). The table below sets forth the gross Restricted Share Value of Restricted Shares held by the Company’s directors and executive officers, as of July 20, 2011, that will be paid following the Offer Closing Date, assuming for illustrative purposes that the Offer Closing Date occurred on August 20, 2011.

Name	Total Value of Restricted Shares
Alon Goren	$979,692
John H. Heyman	$4,650,016
Andrew S. Heyman	$2,839,872
Mark E. Haidet	$1,514,716
Carlyle Taylor	$1,005,116
James S. Balloun	$0
William A. Clement, Jr.	$0
J. Alexander M. Douglas, Jr.	$0
Philip J. Hickey, Jr.	$0
Michael Z. Kay	$0
Donna A. Lee	$0
Nick Shreiber	$0

Employee Stock Purchase Plan

Under the Company’s Employee Stock Purchase Plan, as amended (the “ESPP”), participants are permitted to purchase Shares at a discount on certain dates through payroll deductions within a pre-determined purchase period. Employee directors and executive officers of the Company are eligible to participate in the ESPP. No executive officers currently participate in the ESPP. Pursuant to the Merger Agreement, the Company has agreed to, among other things, limit participation in the ESPP to those employees who were participants as of the date of the Merger Agreement and prohibit, after the date of the Merger Agreement, increases in the rate of payroll deductions or purchase elections by participants in the ESPP. Pursuant to the Merger Agreement, the final purchase date under the ESPP will be the last business day prior to, or if more administratively advisable, the last payroll date of the Company immediately prior to, the Offer Closing. The Company will make such other pro-rata adjustments as may be necessary to reflect the shortened and final offering period.

Section 16 Matters

Pursuant to the Merger Agreement, the Company has agreed to take all reasonable steps as may be required to cause the treatment of the Options, Restricted Shares and Restricted Stock Units and any other dispositions of the Company equity securities (including derivative securities) in connection with the Merger Agreement by each individual who is a director or executive officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

Senior Executive Change in Control Severance Plan

The Board has approved and adopted the Severance Plan. Under the Severance Plan, a change in control generally means the following:

•

the acquisition by an individual, entity or group (within the meaning of Section 409A of the Code) of ownership of the Company’s stock that, together with stock held by such person, constitutes more than 50% of the total fair market value or total voting power of the Company’s stock;

•

the acquisition by an individual, entity or group (within the meaning of Section 409A of the Code) during the twelve-month period ending on the date of the most recent acquisition by such person of ownership of the Company’s stock possessing 35% or more of the total voting power of the Company’s stock;

•

the replacement of a majority of the members of the Company’s board of directors during any twelve-month period by directors whose appointment or election is not endorsed by a majority of the members of the Company’s board of directors prior to the date of the appointment or election; or

•

the acquisition by an individual, entity or group (within the meaning of Section 409A of the Code) during the twelve-month period ending on the date of the most recent acquisition by such person of the Company’s assets that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the Company’s assets immediately prior to such acquisition.

The purchase of shares at the Offer Closing will constitute a change in control under the Severance Plan if the Minimum Tender Condition is satisfied and not waived. In the event the Company terminates a participant’s employment without cause or the participant terminates employment with good reason, on or within twelve months after a change in control, the Company will (1) pay to the participant a lump sum cash payment equal to the participant’s base salary and projected bonus for the applicable severance period, (2) continue the participant’s health and welfare benefits for a maximum of 18 months, and (3) accelerate the vesting of all equity awards granted to the participant. Upon a change in control, a portion of the severance benefits may be subject to an additional 20% excise tax. The participation agreements entered into between the Company and the participants either provide for (1) a gross-up payment to make participants whole for the excise tax on an after-tax basis, or (2) a cutback provision that would reduce severance benefits to one dollar less than the maximum amount that may be paid without triggering the excise tax if the cutback would result in an increase in the net after-tax benefits.

The Board has designated each of the Company’s named executive officers and certain other key employees as initial participants in the Severance Plan, and approved the following severance periods for each of the Company’s named executive officers: John H. Heyman—two years; Alon Goren—one year; Andrew S. Heyman—one and one-half years; Mark E. Haidet—one and one-half years; and Carlyle Taylor—one year. The participation agreements for John H. Heyman, Andrew S. Heyman and Mark E. Haidet provide for gross-up payments and the participation agreements for Alon Goren and Carlyle Taylor provide for a cutback provision.

Prior to receiving any severance benefits, participants will be required to execute a waiver/release of claims. If a participant is a “specified employee” within the meaning of Section 409A of the Code, any payment of “deferred compensation” under Section 409A of the Code will be made within 15 days after the end of the sixth-month period beginning on the date of such termination of employment or, if earlier, within 15 days after appointment of the personal representative or executor of the participant’s estate following his death.

Employee Benefit Matters

The Merger Agreement provides that Parent and its subsidiaries, until the 12-month anniversary of the Closing Date, shall provide each person employed by the Company or its subsidiaries immediately prior to the Completion of the Merger and who remains employed by the Company or its subsidiaries on or after the Completion of the Merger (“Continuing Employees”) with compensation and benefits (other than equity-based compensation) that are not materially less favorable taken as a whole than those provided to the Continuing Employees immediately prior to the Completion of the Merger. The Merger Agreement also provides that Parent shall, solely to the extent Parent makes its employee benefits plans available to Continuing Employees after the Completion of the Merger, give full credit to Continuing Employees for prior service to the Company or its subsidiaries for determining the eligibility, vesting, benefits levels or accruals for such employees in respect of Parent’s employee benefits plans, except in cases where credit would result in duplication of benefits or for purposes of accrual of pension benefits.

Exculpation and Indemnification of Directors and Officers.

The Company’s articles of incorporation eliminate, as permitted by Section 14-2-202(b)(4) of the GBCC, the personal liability of directors for monetary damages to the Company or its shareholders for breach of their duty of care and other duties; provided, however, that the Company’s articles of incorporation and Section 14-2-202(b)(4) of the GBCC do not permit the Company to eliminate or limit liability for (i) a breach of duty involving appropriation of a business opportunity of the Company; (ii) an act or omission which involves intentional misconduct or a knowing violation of law; (iii) any payments of a dividend or any other type of distribution that is illegal under the GBCC; or (iv) any transaction from which an improper personal benefit is derived. In addition, if at any time the GBCC is amended to authorize further elimination or limitation of personal liability, then the liability of each of the Company’s directors shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the Company’s shareholders, unless the provisions of the GBCC require such action.

Sections 14-2-850 to 14-2-859, inclusive, of the GBCC govern the indemnification of directors, officers, employees and agents. Section 14-2-851 of the GBCC provides for indemnification of any of the Company’s directors for liability incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal, in which he may become involved by reason of being a member of the Company’s board of directors. Section 14-2-851 also provides such indemnity for directors who, at the Company’s request, act as trustees, fiduciaries or agents of employee benefit plans or programs. Section 14-2-851 permits indemnification if the director, while in his official capacity, conducted himself in good faith and reasonably believed that his conduct was in the best interests of the Company (or at least not opposed to the best interests of the Company, if not in his official capacity), and in the case of any criminal proceeding, if he had no reasonable cause to believe his conduct was unlawful. If the required standard of conduct is met, indemnification may include judgments, settlements, penalties, fines or reasonable expenses, including attorneys’ fees, incurred with respect to a proceeding. However, the Company may only indemnify a director for reasonable expenses if a derivative proceeding is involved and the requisite standard of conduct has been met. Section 14-2-852 of the GBCC provides that directors who are wholly successful with respect to any claim brought against them, which claim is brought because they are or were directors, are entitled to indemnification against reasonable expenses incurred in connection with the proceeding.

Section 14-2-857 of the GBCC provides that an officer who is not a director has the mandatory right of indemnification granted to directors under Section 14-2-852, as described above. In addition, the Company may, as provided by the Company’s articles of incorporation, bylaws or specific actions by the board of directors, or by contract, indemnify and advance expenses to an officer, employee or agent who is not a director to the extent that such indemnification is consistent with public policy.

The bylaws of the Company provide that the Company will indemnify its directors and officers against all, judgments, amounts paid in settlement, penalties, fines and expenses actually and reasonably incurred by any such person in connection with threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, to which such person becomes subject by having served in such role. The Company’s officers and directors are also presently covered by insurance which (with certain exceptions and within certain limitations) indemnifies them against any losses or liabilities arising from any alleged “wrongful act,” including any alleged breach of duty, neglect, error, misstatement, misleading statement, omissions or other act done or wrongfully attempted. The Company pays the cost of such insurance as permitted by the Company’s bylaws and the GBCC.

Under the Merger Agreement, Parent and Purchaser have agreed that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Completion of the Merger existing as of the date of the Merger Agreement in favor of the current or former directors or officers of the Company and its subsidiaries (each, an “Indemnified Party”) as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) and any indemnification or other agreements of the Company (as in effect at the time of the Merger Agreement) shall be assumed by the Surviving Corporation in the Merger, without further action, upon the Completion of the Merger, and shall survive the Merger and shall continue in full force and effect in accordance with their terms. From and after the Completion of the Merger, Parent and the Surviving Corporation shall be jointly and severally liable to pay and perform in a timely manner such indemnification obligations.

Under the Merger Agreement, from the Completion of the Offer through the sixth anniversary of the Completion of the Merger, Parent shall, or shall cause the Surviving Corporation to, cause the Company’s directors and officers that are insured under the Company’s current directors’ and officers’ liability insurance policy in effect as of the date of the Merger Agreement (the “Existing D&O Policy”) to be covered by a directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Completion of the Merger on terms with respect to such coverage and amounts no less favorable than those of the Existing D&O Policy. However, in no event shall the aggregate costs of such insurance policies during any one year exceed 250% of the aggregate annual premiums currently paid by the Company for such insurance.

Item 4.	The Solicitation or Recommendation.

On July 11, 2011, the Board, among other things: (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other Contemplated Transactions, (ii) declared that it is in the best interests of the Company and its shareholders (other than Parent and its subsidiaries) that the Company enter into the Merger Agreement and consummate the Merger and the other Contemplated Transactions and that the shareholders of the Company tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to the Company and its shareholders (other than Parent and its subsidiaries) and (iv) recommended that the Company’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

The Board recommends that the Company’s shareholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

A copy of the letter to the Company’s shareholders, dated July 25, 2011, communicating the recommendation of the Board, as well as a press release, dated July 11, 2011, issued by Parent announcing the Offer, are included as Exhibits (a)(8) and (a)(7) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background of the Offer

In their ongoing efforts to enhance stockholder value, the Board and management of the Company regularly review and evaluate the Company’s business plan and strategy, as well as potential strategic alternatives, including possible business combinations involving the Company.

In April 2010, an unrelated third party (“Party A”) initiated a conversation with Mr. Heyman regarding its interest in pursuing a possible strategic transaction. On or about the same time, William R. Nuti, Chief Executive Officer and President of Parent, also contacted Mr. Heyman and expressed an interest in exploring a possible business combination transaction with the Company. Mr. Heyman had one or more conversations with the Chief

Executive Officer of Party A, as well as Mr. Nuti. During the course of these discussions, Mr. Heyman indicated that neither the Company’s then current stock price nor a traditional transaction premium above that stock price reflected a full valuation of the Company. The Chief Executive Officer of Party A indicated that he was not interested in paying an amount in excess of a traditional transaction premium above the Company’s then current stock price, and discussions with Party A terminated.

In May 2010, Mr. Heyman received an inquiry from the Chief Executive Officer of another unrelated party (“Party B”) also expressing an indication of interest in a transaction with the Company. Party B indicated that a price of $21.00 per share might be possible. After receipt of this additional inquiry, and after discussion with members of the Board, Mr. Heyman concluded it would be appropriate for the Company to review its strategic alternatives, including consideration of whether a transaction with a third party at this time would be appropriate. Mr. Heyman contacted SunTrust Robinson Humphrey, Inc. (“SunTrust”) to assist the Company in conducting financial analyses of its strategic alternatives and J.P. Morgan Securities LLC (“JP Morgan”) to provide assistance in contacting prospective acquirors. At the request of the Company, JP Morgan contacted parties, including Parent and Party B, that it and the Company considered to be likely to have a strategic interest in, and the ability to consummate, a business combination with the Company. The Company discussed the possibility of engaging SunTrust and JP Morgan, but ultimately no engagement letters were executed in 2010.

At a regularly scheduled board meeting on May 26, 2010, Mr. Heyman explained that the Company had received inquiries from several different companies about a potential acquisition, and that management, after consultation with board members, had done some preliminary work in evaluating these opportunities, including consulting with SunTrust to assist the Company in conducting financial analyses of its strategic alternatives. Mr. Heyman provided an overview of the inquiries, and SunTrust provided a presentation to the Board with respect to the Company’s valuation, strategy and other related matters. SunTrust reviewed the companies that had expressed a strategic interest in the Company, including key financial statistics and each company’s ability to consummate a transaction. SunTrust then provided an overview of potential strategic alternatives for the Company, including remaining as an independent company and exploring business combination transactions. The Company’s general counsel advised the Board with respect to its fiduciary duties and discussed the process that would be required in considering any strategic proposals. Following discussion by the Board, the Board authorized management to enter into confidentiality agreements and provide information to potential interested parties with a view towards determining whether a transaction would be in the best interest of the Company and its shareholders. The Board also formally authorized management to engage investment banking firms to assist the Company, although, as previously mentioned, no engagement letters were signed in 2010. The Board agreed that determination of whether a possible transaction would be advisable should be done as promptly as possible to minimize any disruption of the Company’s business. The Board requested that management keep the Board advised of any material developments.

The Company engaged in discussions to explore possible transactions and engaged in a limited exchange of due diligence materials with a number of parties, including Parent, Party B and another interested party (“Party C”). The Company also made management presentations and held meetings with a number of parties, including Parent, Party B and Party C. In particular, during this period, Mr. Heyman met with Mr. Nuti in New York on June 7, 2010 and expressed a willingness to enter into discussions with him at a price in the mid-$20.00 range. Following further discussions and in person meetings between management of both companies, during which Parent was unwilling to enter into discussions in the range indicated by Mr. Heyman, negotiations were terminated. Also during this time, Party B indicated that the Company was not a good strategic fit with Party B and discussions with Party B terminated. By the end of June 2010, none of the parties with which the Company had engaged in discussions had made a formal acquisition proposal, and the Board determined at that time to discontinue any further exploration of strategic alternatives and continue to execute the Company’s business plan as an independent company.

In January 2011, Party A again contacted the Company to express interest in exploring a potential strategic transaction. Party A held two meetings with the Company in January and February 2011 to discuss these matters. After discussion and limited diligence, Party A advised the Company given the Company’s current stock price, Party A was not interested in exploring such a transaction. Accordingly, discussions with Party A again terminated.

In early May 2011, Mr. Nuti contacted Mr. Heyman and expressed his interest in resuming discussions regarding a possible acquisition of the Company. Mr. Heyman stated that he would require an indication of the proposed valuation before he could consider a potential transaction with Parent. Mr. Nuti indicated that subject to due diligence, he believed Parent was prepared to offer between $24.00 and $26.00 per Share in a combination of cash and stock and suggested that he and Mr. Heyman meet to further discuss a potential transaction. On May 11, 2011, Mr. Heyman met with Mr. Nuti in New York to discuss the strategic rationale of a business combination involving Parent and the Company. Mr. Nuti reiterated his $24.00 to $26.00 price range and said there was flexibility with respect to the form of consideration offered. Mr. Heyman requested that the terms of the proposed offer be reduced to writing in order for it to be considered by the Board. Mr. Heyman updated board members of these discussions.

On May 12, 2011, Parent sent a letter expressing a non-binding indication of interest regarding a potential acquisition of the Company, including the $24.00 to $26.00 price range per Share, with the consideration to be paid in the form of all cash or a combination of cash and Parent common stock. The letter also requested a period of exclusive negotiating rights.

After receipt of the letter from Parent, Mr. Heyman informed Board members of the interest expressed in writing by Parent. A special telephonic Board meeting was held on May 23, 2011 where Mr. Heyman provided to the board a complete update with respect to the indication of interest by Parent. Other members of management and the Company’s outside counsel, DLA Piper LLP (US) (“DLA Piper”), participated in the call. Mr. Heyman reviewed for the Board the options available and indicated that he believed the Company should again consider its strategic alternatives, including the strategy of remaining independent as compared to seeking a transaction with a third party. He indicated that he thought it would be appropriate to engage Jefferies & Company, Inc. (“Jefferies”) and SunTrust to advise the Company in these matters and assist the Company in contacting appropriate parties to determine interest in a possible transaction. The Board approved these initiatives without making a determination as to whether a sale transaction at this time was appropriate and authorized management to move forward on the basis discussed at the meeting with the understanding that the Board collectively would be advised periodically regarding the status of the process and kept apprised of any material developments.

On May 23, 2011, at the instruction of the Board, the Company informed Parent that the suggested price range was not sufficient and denied Parent’s request for exclusive negotiations. However, the Company agreed to move forward with the diligence process with Parent while speaking to other interested parties.

At the instruction of the Company, during the week of May 24, 2011, Jefferies contacted on behalf of the Company eight parties (including Parent and Party C) to determine whether there was an interest in a potential acquisition transaction. Four parties (including Party C) indicated that they had no interest in pursuing an acquisition of the Company. Four parties (including Parent) signed non-disclosure agreements, were provided additional information, and participated in management meetings. At the instruction of the Company, the Company and Jefferies advised the four parties that the Board was scheduled to meet on June 14, 2011 to review acquisition interest and determine next steps, if any. The Company and Jefferies instructed the four parties to submit indications of interest before such Board meeting.

On May 31, 2011, members of the Company’s management met with a potential interested party (“Party D”) to discuss Party D’s interest in the Company. At that meeting, Party D expressed an interest in continuing discussions but said it could not do so until after discussing the opportunity with its board of directors in mid-July. Jefferies subsequently encouraged Party D to conduct preliminary due diligence and submit a preliminary proposal by June 14, 2011.

On June 1, 2011, members of the Company’s management, Jefferies and SunTrust met with a potential interested party (“Party E”) to discuss Party E’s interest in the Company. Subsequent to the meeting Jefferies had multiple discussions with Party E to discuss the Company and a potential transaction. On June 14, 2011, Party E informed Jefferies that it was not in a position to make an acquisition proposal for the Company at that time.

Beginning on June 2, 2011, members of the Company’s management, Jefferies and SunTrust conducted management presentations with Parent. The due diligence process included conducting in-person management presentations responding to various due diligence questions about the Company’s assets and operations, conducting telephonic due diligence discussions between the Company’s and Parent’s financial, legal and accounting advisors, and conducting in-person due diligence review sessions and on-site due diligence visits to the Company’s facilities. Parent was given an extensive, in-person presentation by Company representatives, and was provided access to the Company’s electronic data room containing financial, operational, regulatory, intellectual property, human resource, legal and other information concerning the Company. From June 2011 through early July 2011, the Company continued to respond to various due diligence questions raised by Parent.

On June 7, 2011, members of the Company’s management, Jefferies and SunTrust met with a potential interested party (“Party F”) to discuss Party F’s interest in the Company. Subsequent to the meeting, Jefferies had multiple discussions with Party F to discuss the Company and a potential transaction. On June 10, 2011, Party F informed Jefferies that it was not interested in pursuing an acquisition of the Company.

On June 13, 2011, Parent provided a written offer to acquire the company at $26.00 per Share and again requested exclusivity.

At a meeting of the Board held on June 14, 2011, at which members of management, DLA Piper, Jefferies and SunTrust were present, the Board was provided with a full update with respect to the process that had been undertaken to date, including an update of the indication of interest of Parent. SunTrust discussed with the Board the current valuation of the Company, including analyst estimates and factors that would impact the Company’s business going forward. Jefferies then discussed with the Board the efforts that had been made in contacting other parties with regard to a potential transaction with the Company. Jefferies noted that eight companies (including Parent) had been contacted, four (including Parent) had signed non-disclosure agreements and four had participated in management meetings. One of those four parties had indicated that it would pass on the opportunity after conducting limited due diligence, and two of those four parties had indicated they needed more time to evaluate the opportunity. The Board was concerned about the impact that a prolonged sales process would have on the operations of the Company. At this point in the process, only Parent had made a written offer and indicated that it was prepared to move quickly to negotiate a definitive acquisition agreement. Jefferies discussed with the Board its analysis of the offer from Parent, and that was followed by further discussion about the sale process and Parent’s offer. DLA Piper reviewed with the Board their fiduciary duties with respect to a potential transaction and reviewed the process the Board should follow in their deliberations.

At the conclusion of the June 14, 2011 Board meeting, the Board determined that the price offered by Parent was not adequate. On June 15, 2011, the Company sent a letter declining Parent’s latest offer.

On June 17, 2011, Mr. Heyman and Mr. Nuti spoke regarding the Company’s rejection of Parent’s latest offer. Mr. Heyman indicated that he thought that an increase in the price offered might cause the Board to react differently. Mr. Nuti expressed that, without committing, he felt the price target could potentially reach $28.00 per Share. Mr. Heyman agreed to speak with the Board of the Company about such a valuation.

On June 21, 2011, Mr. Heyman and Mr. Nuti had a telephone call where Mr. Nuti expressed the conditions on which Parent was willing to make a higher offer for all of the shares of the Company, which included a $28.00 share price, an all-cash tender offer, exclusivity through July 11, 2011 and a negotiated definitive agreement which would not include a financing contingency for closing. On June 26, 2011, Parent provided a letter outlining the proposed terms.

Between June 21, 2011 and June 27, 2011, the Company held discussions with Party D and Jefferies held discussions with Party E regarding a potential acquisition of the Company. Both parties indicated that they needed significantly more time to assess the opportunity and were not prepared to make an offer at this time.

On June 24, 2011, DLA Piper provided a draft merger agreement to Parent’s counsel, Womble Carlyle Sandridge & Rice PLLC (“Womble”).

On June 27, 2011, Womble provided a revised draft of the merger agreement and a draft exclusivity letter to DLA Piper. DLA Piper reviewed the material changes in the merger agreement with the Company on June 27, 2011 and June 28, 2011, and held an initial negotiation call with Womble on June 29, 2011 in order to assess, among other things, whether an exclusive negotiation period was likely to result in the negotiation of a definitive agreement satisfactory to both parties. Several of the material open issues in the merger agreement were resolved during the June 29, 2011 call. Based on the result of the call on June 29, 2011, and with Board approval, on June 30, 2011, the Company entered into an exclusivity agreement providing to Parent an exclusive negotiation period ending at midnight on July 11, 2011.

On July 1, 2011, DLA Piper provided a revised draft of the merger agreement, which incorporated the issues resolved on the June 29, 2011 call. On July 3, 2011, Womble provided a revised draft of the merger agreement.

During the week of July 4, 2011 through July 8, 2011, Parent continued its due diligence of the Company and DLA Piper and Womble continued to negotiate and finalize the transaction documents, including the merger agreement, the tender and voting agreement and the disclosure schedules.

During negotiations, Womble advised DLA Piper that Parent would require Alon Goren and John Heyman to enter into non-competition agreements and Andrew Heyman to enter into a retention agreement as a condition to executing the merger agreement.

On July 6, 2011, the Company held a compensation committee meeting at which the compensation committee resolved to recommend to the Board the compensation arrangement contained in the merger agreement, including a provision that, contingent on the closing of the Offer, all of the Company’s outstanding options, restricted stock and other stock-based awards would accelerate and be fully vested as of the closing of the Offer. The compensation committee also recommended that the Board approve the engagement of outside counsel for any Company employees who were asked by Parent to enter into non-competition or retention arrangements in connection with the merger. McKenna Long & Aldridge (“MLA”) was retained on behalf of the Company’s executives and employees. On July 1, 2011 and July 6, 2011, MLA received drafts of the proposed non-competition and retention agreements, respectively.

On July 7, 2011, Womble sent DLA Piper an initial draft of the debt commitment letter pursuant to which certain affiliates of JP Morgan Chase were committing to fund the full amount of the financing required by Parent to consummate the Offer and the Merger. Womble also provided a revised draft of the merger agreement, which included provisions related to the debt commitment letter.

On July 8, 2011, the Company held an in-person Board meeting, together with the Company’s legal and financial advisors, at which they reviewed the proposed merger agreement and other transaction documents. All of the Board’s directors were in attendance, other than Mr. Kay, who was unavailable due to prior travel arrangements. Mr. Schreiber joined by telephone.

At the Board meeting, DLA Piper reviewed with the Board, among other things, the terms and provisions of the merger agreement, including the cash offer price of $28.00 per Share; that Parent would have, by the time the merger agreement was executed, received full commitments with respect to the proposed debt financing and that there was no financing contingency in the merger agreement; that the Company would have to pay a termination fee equal to approximately 3% of the transaction value, or approximately $35.7 million, if it terminated the merger agreement in order to enter into a superior proposal; that Parent required, as a condition to its entry into the merger agreement, that Andrew Heyman enter into a retention agreement and John Heyman and Alon Goren enter into non-competition agreements with the Company and Parent; and that the merger agreement provided for the compensation arrangements previously considered and recommended by the compensation committee.

DLA Piper then discussed the legal duties and standards applicable to the decisions and actions being considered by the Board. Next, Jefferies reviewed with the Board its financial analyses of the consideration of $28.00 per Share.

Between July 8, 2011 and July 10, 2011, DLA Piper and Womble negotiated and finalized the open items in the merger agreement, including provisions relating to the debt commitment letter and the circumstances under which the termination fee would be payable during the 12-month period following the termination of the agreement. DLA Piper and Womble also exchanged and finalized revised disclosure schedules to the merger agreement.

On July 10, 2011, Womble notified DLA Piper that certain affiliates of Bank of America Merrill Lynch, Morgan Stanley and RBC Capital Markets would be co-lead arrangers of the financing and that the debt commitment letter would be revised to reflect their participation in the financing. On July 11, 2011, Parent provided to the Company an executed copy of the debt commitment letter.

On July 11, 2011 the compensation committee held a meeting at which the compensation committee approved the Company’s entrance into the retention agreement with Andrew Heyman and the non-competition agreements with John Heyman and Alon Goren.

On July 11, 2011, commencing at 2:45 p.m., the Company held a telephonic Board meeting, together with the Company’s legal and financial advisors. All of the Board’s directors were in attendance, other than Mr. Kay, who was unavailable due to prior travel arrangements. DLA Piper updated the Board on the course of negotiation over the previous weekend and Jefferies updated the Board on its financial analyses. Next, DLA Piper updated the Board on the compensation matters that had been approved earlier that day by the compensation committee. Jefferies then rendered its opinion to the Board to the effect that, as of July 11, 2011 and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth in the opinion, the consideration of $28.00 per Share in cash to be received by the holders of Shares pursuant to the Contemplated Transactions was fair, from a financial point of view, to such holders. The Board then unanimously, with all directors being in attendance other than Mr. Kay, determined that it was advisable, fair to and in the best of interests of the Company and its stockholders to enter into the merger agreement and to consummate the transactions contemplated thereby and approved, and authorized the execution and delivery of, the merger agreement and voting and tender agreement in the forms presented to the Board, as well as the compensation arrangements which had been previously presented to it.

DLA Piper was informed by Womble later that day that Parent’s board of directors had also approved the merger agreement and the transactions contemplated thereby.

The merger agreement and voting and tender agreement were executed and delivered by the parties, as were the retention agreement and non-competition agreements, after the closing of the U.S. financial markets on July 11, 2011. The Company and Parent issued a joint press release announcing the transaction at the same time. On July 21, 2011, the Board, by written consent, unanimously ratified and approved the merger agreement and the transactions contemplated thereby in order to provide for approval by all directors, including Mr. Kay.

Reasons for Recommendation

In evaluating the Merger Agreement and the Contemplated Transactions, the Board consulted with the Company’s senior management, the Company’s outside legal advisor, DLA Piper, the Company’s financial advisors, Jefferies and SunTrust, in the course of reaching its determination to adopt the Merger Agreement and approve the Offer, the Merger and the Contemplated Transactions and to recommend that the Company’s shareholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement. The Board considered a number of factors, including the following material factors and benefits of the Offer and Merger, each of which the Board believed supported its recommendation:

•	The Company’s Business and Financial Condition and Prospects. The Board’s familiarity with the business, operations, prospects, business strategy, properties, assets and financial condition of the

Company, and the certainty of realizing in cash a compelling value for Shares in the Offer, compared to the risks and uncertainties associated with operating the Company’s business (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010), particularly in a volatile and unpredictable financial environment.

•

Review of Strategic Alternatives. The Board’s belief, after a review of strategic alternatives and discussions with the Company’s management and advisors, that the value offered to shareholders in the Offer and the Merger was more favorable to the shareholders of the Company than the potential value that might have resulted from any other strategic opportunity reasonably available to the Company, including remaining an independent company.

•

Risks of Remaining Independent. The Board’s assessment, after discussions with the Company’s management and advisors, of the risks of remaining an independent company and pursuing the Company’s strategic plan, including risks relating to:

•	the future impact of any acquisitions, reorganizations or divestitures the Company may make, including any outcome of the Company’s exploration of strategic alternatives;

•

the ability of the Company to access the credit markets in the future and/or obtain credit on favorable terms as a result of volatility and disruption of the capital and credit markets, and adverse changes in the global economy;

•	instability or a downturn in the hospitality and retail markets that could adversely affect the demand for the Company’s products and services;

•	the market for retail information systems being intensely competitive;

•	the Company’s plans for increased investment in the international markets;

•

the ability of the Company to sustain its significant growth over recent periods and perform consistent with the financial forecast provided to Parent and Purchaser and not suffer a disruption in its performance due to market conditions or other factors;

•	the ability of the Company to develop new products and adapt to rapid technological change;

•	the Company’s ability to protect its proprietary technology;

•

the ability of the emerging platforms with which the Company’s products are integrated to retain broad market acceptance, and the Company’s need to develop new software compatible with such emerging technologies;

•	infrastructure disruptions or breaches of data security;

•	the impact of fluctuations in currency exchange rates on the Company’s cash flows and earnings;

•	an increase in customer bankruptcies, due to weak economic conditions, could harm the Company’s business;

•	difficulty managing the Company’s growth effectively; and

•	the Company’s ability to attract, hire or retain the necessary technical and managerial personnel;

•

Negotiations with Parent. The course of discussions and negotiations between the Company and Parent, resulting in improvements to the terms of the Merger Agreement, and the Board’s belief based on these negotiations that this was the highest price per Share that Parent was willing to pay and that these were the most favorable terms to the Company to which Parent was willing to agree.

•

Premium to Market Price. The fact that the $28.00 price to be paid for each Share represented a 30.5% premium over the closing price of the Shares on July 11, 2011, the last full trading day before the Offer and the Merger were publicly announced and a 47.2% premium over the closing price of the Shares on June 10, 2011, twenty trading days prior to the date the Offer and Merger were publicly announced.

•

Opinion of Jefferies. The opinion of Jefferies, dated July 11, 2011, to the Board, to the effect that, based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth in the opinion and as of such date, the consideration of $28.00 per Share in cash to be received by the holders of Shares pursuant to the Contemplated Transactions was fair from a financial point of view to such holders, as more fully described below under the caption “Opinion of Jefferies & Company, Inc.”

•

Likelihood of Completion. The belief of the Board that the Offer and the Merger likely will be completed, which is based on, among other things, the absence of a financing condition, Parent’s representation that it has sufficient financial resources to pay the aggregate Offer Price and consummate the Merger, Parent’s delivery, and the Company’s review of, executed debt commitment letters, the limited number of conditions to the Offer and the Merger and the relative likelihood of obtaining required regulatory approvals for the Contemplated Transactions and the terms of the Merger Agreement regarding the obligations of both companies to pursue such approvals.

•

Tender Offer Structure. The fact that the transaction is structured as a tender offer, which can be completed, and the cash Offer Price can be delivered to the Company’s shareholders, on a prompt basis, reducing the period of uncertainty during the pendency of the transaction on shareholders, employees and partners, with a second-step Merger in which shareholders who do not tender their Shares in the Offer will receive the same cash Offer Price as paid in the Offer.

•

Extension of Offer. The fact that, subject to rights to terminate the Merger Agreement, the Purchaser will be required to extend the Offer, at the Company’s request, beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date.

•

Cash Consideration. The form of consideration to be paid to holders of Shares in the Offer and Merger is cash, which will provide certainty of value and immediate liquidity to the Company’s shareholders.

•

Terms of the Merger Agreement. The terms of the Merger Agreement, including the ability of the Company, under certain circumstances specified in the Merger Agreement and prior to completion of the Offer, to furnish information to and engage in discussions or negotiations with a third party that makes an unsolicited bona fide written proposal for an acquisition transaction.

•

Ability to Withdraw or Change Recommendation. The Board’s ability under the Merger Agreement to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances, including its ability to terminate the Merger Agreement in connection with a superior offer, subject to payment of a termination fee of approximately $35.7 million.

•

Reasonableness of Termination Fee. The fact that the termination fee payable by the Company to Parent in the event of certain termination events under the Merger Agreement and the Board’s determination that the termination fee is within the customary range of termination fees for transactions of this type.

•

Dissenters’ Rights. The availability of statutory appraisal rights to the shareholders who do not tender their Shares in the Offer and otherwise comply with all the required procedures under the GBCC, which allows such shareholders to seek appraisal of the fair value of their Shares as determined by Georgia law.

The Board also considered a variety of uncertainties and risks in its deliberations concerning the Merger Agreement and the Contemplated Transactions, including the Offer and the Merger, including the following:

•

No Shareholder Participation in Future Growth or Earnings. The fact that the Company’s forecasts reflected continued strong growth opportunities and the nature of the transaction as a cash transaction will prevent shareholders from being able to participate in any future earnings or growth of the Company, or the combined company, and shareholders will not benefit from any potential future appreciation in the value of the Shares.

•	Taxable Consideration. The fact that the gains from the Contemplated Transactions would generally be taxable to the Company’s shareholders for U.S. federal income tax purposes.

•

Effect of Public Announcement. The effect of a public announcement of the Merger Agreement on the Company’s operations, stock price, customers, suppliers, business partners and employees and its ability to attract and retain key management, technical, research and sales personnel.

•

Effect of Failure to Complete Transactions. The fact that, if the Offer and the Merger and other Contemplated Transactions are not consummated, the trading price of the Shares could be adversely affected, the Company will have incurred significant transaction and opportunity costs attempting to consummate the transactions, the Company may have lost customers, suppliers, business partners and employees after the announcement of the Merger Agreement, the Company’s business may be subject to disruption, the market’s perceptions of the Company’s prospects could be adversely affected and the Company’s directors, officers and other employees will have expended considerable time and effort to consummate the transactions.

•

Interim Restrictions on Business. The fact that the restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger, requiring the Company to operate its business in the ordinary course of business and subject to other restrictions, other than with the consent of Parent, may delay or prevent the Company from undertaking business opportunities that could arise prior to the consummation of the Offer or the Merger.

•

Restrictions on Soliciting Proposals; Termination Fee. The restrictions in the Merger Agreement on the active solicitation of competing proposals and the requirement, under the Merger Agreement, that the Company pay a termination fee of approximately $35.7 million if the Merger Agreement is terminated in certain circumstances or if, in certain circumstances, the Company engages in another transaction during the one-year period thereafter.

•

Interests of Directors and Officers. The fact that the executive officers and directors of the Company may have interests in the Contemplated Transactions, including the Offer and the Merger, that are different from, or in addition to, those of the Company’s shareholders. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”).

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of Merger Agreement and the Contemplated Transactions, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Rather, the Board viewed its determinations and recommendations as being based on the totality of information and factors presented to and considered by the Board. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors.

Opinion of Jefferies & Company, Inc.

The Company retained Jefferies to provide it with financial advisory services in connection with the Contemplated Transactions and an opinion as to the fairness to holders of Shares of the consideration to be received by such holders in connection with a possible merger, sale or other strategic business combination. At the meeting of the Board on July 11, 2011, Jefferies rendered its opinion to the Board to the effect that, as of July 11, 2011, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth therein, the consideration of $28.00 per Share in cash to be received by holders of Shares pursuant to the Contemplated Transactions was fair from a financial point of view to such holders.

The full text of the written opinion of Jefferies, dated as of July 11, 2011, is attached hereto as Annex II. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. The

Company encourages you to read the opinion carefully and in its entirety. Jefferies’ opinion is directed to the Board and addresses only the fairness from a financial point of view of the consideration to be received by holders of Shares pursuant to the Contemplated Transactions as of the date of the opinion. It does not address any other aspects of the Offer or the Merger and does not constitute a recommendation as to whether any holder of Shares should tender such shares pursuant to the Offer or how any holder of Shares should vote on the Merger or any matter relating thereto. The summary of the opinion of Jefferies set forth below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Jefferies, among other things:

•	reviewed a draft dated July 11, 2011 of the Merger Agreement;

•	reviewed certain publicly available financial and other information about the Company;

•	reviewed certain information furnished to Jefferies by the Company’s management, including financial forecasts and analyses relating to the business, operations and prospects of the Company;

•	held discussions with members of senior management of the Company concerning the matters described in the prior two bullet points;

•	reviewed the share trading price history and valuation multiples for Common Stock and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

•	compared the proposed financial terms of the Contemplated Transactions with the financial terms of certain other transactions that Jefferies deemed relevant; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company to Jefferies or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. In its review, Jefferies relied on assurances of the management of the Company that management was not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, the Company. Jefferies was not furnished with any such evaluations or appraisals and did not assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by Jefferies, Jefferies’ opinion noted that projecting future results of any company is inherently subject to uncertainty. The Company informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. Jefferies expressed no opinion as to the Company’s financial forecasts or the assumptions on which they were made.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies’ opinion of which Jefferies became aware after the date of its opinion.

Jefferies made no independent investigation of any legal or accounting matters affecting the Company, and Jefferies assumed the correctness in all respects material to Jefferies’ analysis of all legal and accounting advice given to the Company and the Board, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the transaction to any holder of Shares. In rendering its opinion, Jefferies assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by it. Jefferies also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Contemplated Transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Contemplated Transactions.

Jefferies’ opinion was for the use and benefit of the Board in its consideration of the Contemplated Transactions, and Jefferies’ opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Contemplated Transactions or the terms of the Merger Agreement or the documents referred to therein. Jefferies’ opinion does not constitute a recommendation as to whether any holder of Shares should tender such shares pursuant to the Offer or how any holder of Shares should vote on the Merger or any matter relating thereto. In addition, Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than holders of Shares. Jefferies expressed no opinion as to the price at which Shares will trade at any time. Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Contemplated Transactions relative to the consideration to be received by holders of Shares. Jefferies’ opinion was authorized by the Fairness Committee of Jefferies & Company, Inc.

In preparing its opinion, Jefferies performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Jefferies believes that its analyses must be considered as a whole. Considering any portion of Jefferies’ analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies’ opinion. In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Jefferies’ view of the Company’s actual value. Accordingly, the conclusions reached by Jefferies are based on all analyses and factors taken as a whole and also on the application of Jefferies’ own experience and judgment.

In performing its analyses, Jefferies made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond the Company’s and Jefferies’ control. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the per share value of Shares do not purport to be appraisals or to reflect the prices at which Shares may actually be sold. The analyses performed were prepared solely as part of Jefferies’ analysis of the fairness, from a financial point of view, of the consideration of $28.00 per share in cash to be received by holders of Shares pursuant to the Contemplated Transactions, and were provided to the Board in connection with the delivery of Jefferies’ opinion.

The following is a summary of the material financial and comparative analyses performed by Jefferies in connection with Jefferies’ delivery of its opinion to the Board on July 11, 2011. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses.

Transaction Overview

Based upon the approximately 42.5 million Shares that were outstanding as of July 7, 2011 on a fully diluted basis (calculated using the treasury stock method), Jefferies noted that the consideration of $28.00 per share implied an equity value of approximately $1,189.2 million. Net of approximately $13.7 million of indebtedness and $89.2 million of cash and cash equivalents (as of March 31, 2011), Jefferies noted that the consideration implied an enterprise value of approximately $1,113.7 million. Jefferies also noted that the consideration of $28.00 per Share represented a premium of:

•	27.6% over the closing price per Share on July 8, 2011, one trading day prior to the date of Jefferies’ opinion, of $21.95, and

•	47.2% over the closing price per Share on June 10, 2011, 20 trading days prior to the date of Jefferies’ opinion, of $19.02.

Historical Trading Analysis

Jefferies reviewed the price trading history of Shares for the one-year period ending July 8, 2011 on a stand-alone basis and also in relation to the NASDAQ Composite Index and to a composite index consisting of the following companies in the retail and hospitality software and systems market, which are referred to as the “Radiant Selected Public Companies”:

•	Cegid SA,

•	DemandTec, Inc.,

•	Ingenico SA,

•	JDA Software Group Inc.,

•	Manhattan Associates, Inc.,

•	MICROS Systems, Inc.,

•	Retalix Ltd., and

•	VeriFone Systems, Inc.

This analysis showed that during the one-year period ending July 8, 2011, the trading price of the Shares rose 56.2%, the NASDAQ Composite Index rose 30.2%, and the composite index consisting of the Radiant Selected Public Companies rose 55.6%.

Selected Public Company Analysis

Using publicly available information and information provided by the Company’s management, Jefferies analyzed the trading multiples of the Company and the corresponding trading multiples of the Radiant Selected Public Companies. In its analysis, Jefferies derived and compared multiples for the Company and the Radiant Selected Public Companies, calculated and referred to as follows:

•	the enterprise value divided by the Company’s last twelve months, or LTM, revenue, which is referred to as “Enterprise Value/LTM Revenue”;

•	the enterprise value divided by projected revenue for calendar year 2011, which is referred to as “Enterprise Value/2011P Revenue”;

•	the enterprise value divided by projected revenue for calendar year 2012, which is referred to as “Enterprise Value/2012P Revenue”;

•

the enterprise value divided by LTM earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted to account for non-cash and non-recurring items, which is referred to as “Enterprise Value/LTM Adjusted EBITDA”;

•	the enterprise value divided by projected adjusted EBITDA, for calendar year 2011, which is referred to as “Enterprise Value/2011P Adjusted EBITDA”;

•	the enterprise value divided by projected adjusted EBITDA, for calendar year 2012, which is referred to as “Enterprise Value/2012P Adjusted EBITDA”;

•	the price per share divided by projected adjusted earnings per share, or EPS, for calendar year 2011, which is referred to as “2011P Adjusted EPS”; and

•	the price per share divided by projected adjusted EPS for calendar year 2012, which is referred to as “2012P Adjusted EPS.”

This analysis indicated the following:

Radiant Selected Public Company Multiples

Benchmark	High	Low	Mean	Median
Enterprise Value/LTM Revenue	3.9x	1.0x	2.3x	2.3x
Enterprise Value/2011P Revenue	3.6x	1.0x	2.2x	2.2x
Enterprise Value/2012P Revenue	3.2x	0.9x	2.0x	2.0x
Enterprise Value/LTM Adjusted EBITDA	21.0x	4.2x	12.0x	11.6x
Enterprise Value/2011P Adjusted EBITDA	18.1x	3.9x	10.5x	9.9x
Enterprise Value/2012P Adjusted EBITDA	22.9x	3.6x	10.8x	8.7x
2011P Adjusted EPS	26.7x	7.4x	19.3x	19.3x
2012P Adjusted EPS	61.4x	6.8x	22.2x	18.1x

Using a reference range of 2.25x to 3.50x the Company’s LTM Revenue, 2.00x to 3.25x the Company’s 2011P Revenue and 1.75x to 3.00x the Company’s 2012P Revenue, Jefferies determined an implied enterprise value for the Company, then subtracted indebtedness and added cash and cash equivalents to determine an implied equity value. After accounting for outstanding in-the-money stock options (using the treasury stock method), this analysis indicated a range of implied values per Share of approximately $20.71 to $30.88 using LTM Revenue, $19.90 to $30.84 using 2011P Revenue and $19.64 to $31.95 using 2012P Revenue, compared, in each case, to the consideration of $28.00 per Share.

Using a reference range of 11.0x to 16.0x the Company’s LTM Adjusted EBITDA, 10.0x to 15.0x the Company’s 2011P Adjusted EBITDA and 8.0x to 13.0x the Company’s 2012P Adjusted EBITDA, Jefferies determined an implied enterprise value for the Company, then subtracted indebtedness and added cash and cash equivalents to determine an implied equity value. After accounting for outstanding in-the-money stock options (using the treasury stock method), this analysis indicated a range of implied values per Share of approximately $17.50 to $24.37 using LTM Adjusted EBITDA, $17.32 to $24.77 using 2011P Adjusted EBITDA and $16.80 to $25.81 using 2012P Adjusted EBITDA, compared, in each case, to the consideration of $28.00 per Share.

Using a reference range of 19.0x to 26.0x the Company’s 2011P Adjusted EPS and 15.0x to 22.0x the Company’s 2012P Adjusted EPS, Jefferies determined an implied equity value for the Company. This analysis indicated a range of implied values per Share of approximately $20.50 to $28.05 using 2011P Adjusted EPS and $18.59 to $27.27 using 2012P Adjusted EPS, compared, in each case, to the consideration of $28.00 per Share. Subsequent to the delivery of its opinion, Jefferies was provided with corrected tax calculations that resulted in a downward revision of the Adjusted EPS estimates. Using such revised Adjusted EPS estimates, this analysis indicated a range of implied values per Share of approximately $18.79 to $25.71 using 2011P Adjusted EPS and $17.37 to $25.48 using 2012P Adjusted EPS, compared, in each case, to the consideration of $28.00 per Share.

None of the Radiant Selected Public Companies utilized in the selected public company analysis is identical to the Company. In evaluating the selected public companies that would comprise the Radiant Selected Public Companies, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s and Jefferies’ control. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using comparable company data.

Selected Transactions Analysis

Using publicly available and other information, Jefferies examined the following fifteen retail and hospitality software and systems transactions announced since January 1, 2008. The transactions considered and the month and year each transaction was announced were as follows:

Month and Year Announced	Acquiror	Target
April 2011	Apax Partners	Epicor Software Corporation
April 2011	Apax Partners	Activant Solutions Inc.
March 2011	Golden Gate Capital	Lawson Software, Inc.
November 2010	Oracle Corporation	Art Technology Group, Inc.
November 2010	VeriFone Systems, Inc.	Hypercom Corporation
August 2010	International Business Machines Corporation	Unica Corporation
July 2010	Roper Industries, Inc.	iTradeNetwork, Inc.
April 2010	Visa Inc.	CyberSource Corporation
February 2010	New Mountain Partners III, L.P.	RedPrairie Holding, Inc.
November 2009	JDA Software Group, Inc.	i2 Technologies, Inc.
June 2009	Infor Global Solutions, Inc.	SoftBrands, Inc.
June 2008	Great Hill Partners	CAM Commerce Solutions, Inc.
June 2008	Torex Plc	Alphameric Hospitality Limited
May 2008	Heartland Payment Systems Inc.	Alliance Data Systems Corp. (Network Services Business)
February 2008	Roper Industries, Inc.	The CBORD Group, Inc.

Using publicly available financial information and other information for each of these transactions, Jefferies analyzed the transaction multiples of the Company and the corresponding transaction multiples of the target companies in the foregoing transactions. In its analysis, Jefferies derived and compared multiples for the Company and such target companies, calculated and referred to as follows:

•	the transaction value divided by LTM revenue immediately preceding announcement of the transaction, which is referred to as “Adjusted Price/LTM Revenue”; and

•	the transaction value divided by LTM Adjusted EBITDA immediately preceding announcement of the transaction, which is referred to as “Adjusted Price/LTM Adjusted EBITDA.”

In each case, the price paid in the transaction was adjusted for the target’s cash and debt at the time of acquisition when such information was available.

This analysis indicated the following:

Selected Transactions Multiples

Benchmark	25th Percentile	Median	75th Percentile
Adjusted Price/LTM Revenue	1.4x	2.4x	4.3x
Adjusted Price/LTM Adjusted EBITDA	9.6x	13.1x	16.4x

Using a reference range of 2.0x to 4.0x the Company’s LTM Revenue and 10.0x to 18.0x the Company’s LTM Adjusted EBITDA, Jefferies determined an implied enterprise value for the Company, then subtracted indebtedness and added cash and cash equivalents to determine an implied equity value. After accounting for outstanding in-the-money stock options (using the treasury stock method), this analysis indicated a range of implied values per Share of approximately $18.68 to $34.95 using LTM Revenue and approximately $16.13 to $27.12 using LTM Adjusted EBITDA, compared, in each case, to the consideration of $28.00 per Share.

No transaction utilized as a comparison in the selected transaction analysis is identical to the Contemplated Transactions. In evaluating the Contemplated Transactions, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond the Company’s and Jefferies’ control. Mathematical analysis, such as determining the median, is not in itself a meaningful method of using selected transaction data.

Discounted Cash Flow Analysis

Jefferies performed a discounted cash flow analysis to estimate the present value of the unlevered free cash flows of the Company through the fiscal year ending December 31, 2015. In this analysis, unlevered free cash flow, which is the Company’s projected adjusted earnings before interest and taxes, or Adjusted EBIT, minus taxes (calculated by multiplying the tax rate for the Company contained in the forecasts provided to Jefferies by the Company’s projected Adjusted EBIT), minus its projected capital expenditures and software and development costs, minus the projected increase in net working capital and plus depreciation and amortization of capitalized software, was calculated using the forecasts provided to Jefferies. Using financial projections provided by the Company management, a discount rate of 11.2% (which represents the weighted-average cost of capital of the Company as derived by Jefferies), and, for the purpose of calculating the terminal value for the Company at the end of the forecast period, terminal exit multiples ranging from 10.0x to 12.0x, Jefferies derived a range of implied enterprise values for the Company. Jefferies then subtracted indebtedness and added cash and cash equivalents to the implied enterprise value for the Company to determine a range of implied equity values of the Company. After accounting for outstanding in-the-money stock options (using the treasury stock method), this analysis indicated a range of implied values per Share of approximately $27.13 to $31.14, compared to the consideration of $28.00 per Share. Subsequent to the delivery of its opinion, Jefferies was provided with corrected tax calculations that resulted in a downward revision of the estimated after-tax unlevered free cash flows of the Company through the fiscal year ending December 31, 2015. Using such revised after-tax unlevered free cash flows, this analysis indicated a range of implied values per Share of approximately $26.92 to $30.92, compared to the consideration of $28.00 per Share.

Premiums Paid Analysis

Using publicly available information, Jefferies analyzed the premiums offered in 51 selected merger and acquisition transactions involving North American technology companies with equity values between $250 million and $1.5 billion and announced since January 1, 2009.

For each of these transactions, Jefferies calculated the premium represented by the offer price over the target company’s closing share price one trading day and 20 trading days prior to the transaction’s announcement. This analysis indicated the following premiums for those time periods prior to announcement:

Time Period Prior to Announcement	25th Percentile Premium	Median Premium	75th Percentile Premium
1 trading day	23.4%	33.4%	43.9%
20 trading days	23.9%	40.7%	57.9%

Using a reference range of the 25th percentile to the 75th percentile premiums for each time period listed above, Jefferies performed a premiums paid analysis using the closing prices per Share for the periods 1 trading day and 20 trading days prior to July 11, 2010. Applying a “one trading day prior” premium reference range of 23.4% to 43.9% to the Company’s closing price of $21.95 on July 8, 2011, which was the date that was one trading day prior to announcement of the Contemplated Transactions, this analysis indicated a range of implied values per Share of approximately $27.09 to $31.59, compared to the consideration of $28.00 per Share.

Applying a “20 trading days prior” premium reference range of 23.9% and 57.9% to the Company’s closing price of $19.02 on June 10, 2011, which was the date that was 20 trading days prior to announcement of the Contemplated Transactions, this analysis indicated a range of implied values per Share of approximately $23.56 to $30.04, compared to the consideration of $28.00 per Share.

No transaction utilized as a comparison in the selected premiums paid analysis is identical to the Contemplated Transactions.

General

Jefferies’ opinion was one of many factors taken into consideration by the Board in making its determination to approve the Contemplated Transactions and should not be considered determinative of the views of the Board or management with respect to the Contemplated Transactions or the consideration.

Jefferies was selected by the Board based on Jefferies’ qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers, directors, affiliates and subsidiaries currently intend to tender or cause to be tendered, pursuant to the Offer, all Shares held of record or beneficially owned by them (other than Shares for which such holder does not have discretionary authority or holds in a fiduciary or representative capacity).

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Pursuant to the engagement letter between Jefferies and the Company, dated as of June 16, 2011, the Company has agreed to pay Jefferies a fee totaling approximately $8.8 million, of which $1.5 million was earned upon delivery of its opinion and the remaining portion of which will be payable upon the consummation of the Offer and the Merger. The Company has agreed to reimburse Jefferies for expenses incurred. The Company also has agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered and to be rendered by it under its engagement. Jefferies has, in the past, provided financing services to the Company and may continue to do so and has received, and may receive, fees for the rendering of such services. Jefferies maintains a market in the securities of the Company, and in the ordinary course of business, Jefferies and its affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which it would expect to receive compensation.

Pursuant to the engagement letter between SunTrust and the Company, dated as of June 23, 2011, the Company has agreed to pay SunTrust a fee totaling approximately $4.4 million, which will be payable upon the consummation of the Offer and the Merger. The Company has agreed to reimburse SunTrust for expenses incurred. The Company also has agreed to indemnify SunTrust against liabilities arising out of or in connection with the services rendered and to be rendered by it under its engagement. SunTrust has, in the past, provided financing services to the Company and may continue to do so and has received, and may receive, fees for the rendering of such services. SunTrust maintains a market in the securities of the Company, and in the ordinary course of business, SunTrust and its affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. In addition, SunTrust may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which it would expect to receive compensation.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to security holders of the Company with respect to the Offer, the Merger or any of the Contemplated Transactions.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans or Shares sold by the Company’s executive officers pursuant to 10b5-1 trading plans, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), the Company is not undertaking and is not engaged in any negotiations in response to the Offer that (a) relate to a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person or (b) relate to or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iii) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

In addition, pursuant to (and subject to certain limitations provided in) the Merger Agreement, the Company has agreed not to, and has agreed not to permit any of its controlled affiliates to, and has agreed not to authorize or permit any of its or its controlled affiliates’ directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives to, directly or indirectly:

•

solicit, initiate or encourage, or take any other action to knowingly facilitate, any Acquisition Proposal (as such term is defined below) or any inquiries or the making, submission or announcement of any proposal that is reasonably likely to lead to a Acquisition Proposal;

•

enter into, continue or otherwise participate in any discussions or negotiations regarding, or otherwise knowingly cooperate in any way with any person with respect to, any Acquisition Proposal or any inquiries or the making of any proposal that could reasonably be expected to lead to an Acquisition Proposal

•

furnish to any person any information relating to the Company or any of its Subsidiaries, or afford to any person access to the business, properties, assets, books, records or other information, or to any personnel, of the Company or any of its Subsidiaries, in any such case that would reasonably be expected to induce the making, submission or announcement of, or encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal

•	grant (other than to Parent or any of its affiliates or representatives) any waiver or release under any standstill or similar agreement

•

enter into any merger agreement, letter of intent, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement contemplating or otherwise relating to, or that is intended to, or would reasonably be expected to, lead to any Acquisition Proposal.

In addition, neither the Board nor any committee thereof shall:

•

withhold, withdraw or modify in a manner adverse to Parent or Purchaser, or propose publicly to withhold, withdraw or modify in a manner adverse to Parent or Purchaser, the approval or recommendation by such Board or any such committee of the Merger Agreement, the Offer and the Merger, fail to include the recommendation of such Board in the Offer to Purchase and the related letter of transmittal, or adopt, approve, endorse, declare advisable or recommend, or propose publicly to adopt, approve, endorse, declare advisable or recommend any Acquisition Proposal, or resolve or agree to take any such action;

•	fail to reaffirm the recommendation by such Board within five business days after Parent so requests;

•

in the case of an Acquisition Proposal that is a tender or exchange offer, fail to have filed within ten business days after the public announcement of the commencement of such Acquisition Proposal a Schedule 14D-9 recommending that the Company’s shareholders reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer; or

•

adopt, approve, endorse, declare advisable or recommend, or propose publicly to adopt, approve, endorse, declare advisable, recommend or permit the Company or any of its affiliates to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to or would reasonably be expected to lead to, any Acquisition Proposal (other than a confidentiality agreement in accordance with the provisions of the Merger Agreement), (any such action, resolution or agreement to take any such action in the foregoing bullets being referred to as an “Adverse Recommendation Change”)

Notwithstanding the foregoing and anything in the Merger Agreement to the contrary, at any time prior to the Offer Closing, the Board may (x) effect an Adverse Recommendation Change if an Intervening Event (as such term is defined below) has occurred, provided that the Board determines in good faith (after consultation with its outside legal counsel and financial advisor) that the failure to do so would be inconsistent with its fiduciary duties to the shareholders of the Company under applicable law and (y) in response to a Superior Proposal (as such term is defined below) which the Board has approved and recommends, cause the Company to terminate the Merger Agreement, provided, concurrently with such termination, the Company pays to Parent the fee required by the Merger Agreement; provided, however, that (1) the Board may not effect such an Adverse Recommendation Change and (2) no termination of the Merger Agreement pursuant to the no shop provisions of the Merger Agreement may be made, in each case unless the Company has complied with all its obligations pursuant to the no shop provisions of the Merger Agreement. No Adverse Recommendation Change or termination of the Merger Agreement pursuant to the no shop provisions of the Merger Agreement may be made unless (A) the Board shall have first provided prior written notice to Parent that it intends to (I) effect an Adverse Recommendation or (II) terminate the Merger Agreement pursuant to the no shop provisions of the Merger Agreement in response to a Superior Proposal, which notice shall, if the basis for the proposed action by the Board is not related to a Superior Proposal, contain a description in reasonable detail of the Intervening Event giving rise to such proposed action or, if the basis for the proposed action by the Board of Directors of the Company is a Superior Proposal, contain a description of the material terms and conditions of such Superior Proposal and a copy of the final form of any related agreements, and (B) Parent does not make, within three Business Days after receipt of such notice, a proposal that, in the reasonable good faith judgment of the Board (after consultation with its outside legal counsel and financial advisor), causes such Intervening Event to no longer form the basis for the Board to effect an Adverse Recommendation Change or causes the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal, and (C) the Board determines (after consultation with its outside legal counsel and financial advisor) that the failure to effect an Adverse Recommendation Change would still reasonably be expected to be a breach of its fiduciary duties to the Company shareholders under Georgia Law.

As used herein and in the Merger Agreement, the term “Acquisition Proposal” means any bona fide proposal or offer (whether or not in writing) from any Person or “group” as defined in Section 13(d) of the Exchange Act (other than Parent or the Purchaser or any of their affiliates) with respect to any (i) merger, consolidation, share exchange, other business combination or similar transaction involving the Company, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a subsidiary of the Company or otherwise), of any business or asset or assets of the Company or any of its subsidiaries representing 15% or more of the consolidated revenues or assets (determined by reference to book value or fair market value) of the Company and its subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the shareholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) or any interest in such securities representing 15% or more of the outstanding Shares or of the voting power of the Company’s capital stock, (iv) transaction in which any Person (or the shareholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding Shares or of the voting power of the Company’s capital stock, (v) combination of the foregoing, or (vi) resolving or publicly proposing to do any of the foregoing.

As used herein and in the Merger Agreement, the term “Superior Proposal” means any binding bona fide written offer, which was not solicited after the date of the Merger Agreement and did not result from a breach of the no shop provisions of the Merger Agreement, made by any Person (other than Parent or Purchaser or any of their affiliates) that, if consummated, would result in such Person (or in the case of a direct merger between such Person and the Company, the stockholders of such Person) acquiring, directly or indirectly, all or substantially all of the outstanding Shares or of the voting power of the Company’s capital stock or all or substantially all the assets of the Company and its subsidiaries, taken as a whole, and which offer the Board determines in good faith after consultation with its financial advisors and outside legal counsel (i) provides a higher value from a financial point of view to the shareholders of the Company than the consideration payable in the Offer and the Merger (taking into account all of the terms and conditions of such proposal and the Merger Agreement (including any changes to the terms of the Offer or the Merger Agreement proposed by Parent in response to such Superior Proposal or otherwise)), (ii) is reasonably likely to be completed in a timely fashion, taking into account all financial, legal, regulatory and other aspects of such proposal and (iii) if a cash transaction (whether in whole or in part), is not conditioned upon the buyer obtaining financing and the proposed buyer has reasonably demonstrated its ability to pay for or finance the transaction.

As used in the Merger Agreement, the term “Intervening Event” means a material event, fact, circumstance or development relating to the Company or its Subsidiaries, unknown as of the date of the Merger Agreement, which becomes known prior to the Offer Closing; provided however that in no event will the receipt of an Acquisition Proposal or any event in connection therewith constitute an Intervening Event.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the first paragraph of this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement

The Information Statement on Schedule 14f-1 attached as Annex I is being furnished in connection with the possible designation by Parent of certain persons to be appointed to the Company’s Board. Such persons, if appointed, may constitute a majority of the Company’s Board.

Top-Up Option

Subject to the terms and conditions of the Merger Agreement, the Company has granted Purchaser an irrevocable one-time option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price up to that number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent and its subsidiaries at the time of the exercise of the Top-Up Option, shall constitute one more Share than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares calculated on a fully-diluted basis. The Top-Up Option is exercisable only one time and only for a number of Shares that would not exceed the number of Shares that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The obligation of the Company to issue Top-Up Shares is subject to compliance with all applicable regulatory and stock exchange requirements (other than any stock exchange requirement to obtain a vote of shareholders). The Top-Up Option may be exercised at any one time following the Completion of the Offer and prior to the earlier to occur of the Completion of the Merger and the termination of the Merger Agreement. The exercise price for the Top-Up Option may be paid by Purchaser by delivery of a non-negotiable and non-transferable promissory note, secured by the Top-Up Shares and bearing compounding interest at 5% per annum, with principal and interest due one year after the purchase of the Top-Up Shares, and prepayable in whole or in part without premium or penalty.

Anti-Takeover Provisions and Georgia Law.

The GBCC generally restricts a corporation from entering into certain business combinations with an “interested shareholder”, which is defined as any person or entity that is the beneficial owner of at least 10% of a company’s voting stock, or its affiliates, for a period of five years after the date on which the shareholder became an interested shareholder, unless:

•	the transaction is approved by the board of directors of the corporation prior to the date the person became an interested shareholder;

•	the interested shareholder acquires 90% of the corporation’s voting stock in the same transaction in which it exceeds 10%; or

•

subsequent to becoming an interested shareholder, the shareholder acquires 90% of the corporation’s voting stock and the business combination is approved by the holders of a majority of the voting stock entitled to vote on the transaction.

The “fair price provisions” of the GBCC further restrict business combination transactions with 10% shareholders. These provisions require that the consideration paid for stock acquired in the business combination must meet specified tests that are designed to ensure that shareholders receive at least fair market value for their shares in the business combination. The fair price provisions of the GBCC provide that a transaction may be exempted therefrom by a unanimous vote of the continuing directors (as defined therein).

The interested shareholder and fair price provisions of the GBCC do not apply to a corporation unless the bylaws of the corporation specifically provide that these provisions are applicable to the corporation. The Company’s bylaws contain provisions consistent with the interested shareholder and fair price provisions of the GBCC. However, at a meeting held on July 11, 2011, the board of directors, among other actions, took action (which was unanimously ratified as of July 21, 2011) to exempt the transactions contemplated by the Merger Agreement from the interested shareholder and fair price provisions of its bylaws.

The Company conducts business in a number of states which have enacted similar anti-takeover laws. Should any person seek to apply any state anti-takeover law, Parent, the Company, and their respective boards of directors will, and are required by the Merger Agreement to, use reasonable best efforts to grant such approvals and take such actions as are reasonably necessary so that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation. Although the law is not entirely settled, federal cases have found state anti-takeover statutes unconstitutional as applied to corporations incorporated outside the state.

Shareholder Approval; Short Form Merger.

The affirmative vote of the holders of a majority of the outstanding Shares (if required by applicable law) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other shareholder of the Company.

In addition, under Section 14-2-1104 of the GBCC, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer as a short-form merger without a vote of the Company’s shareholders.

Antitrust

Under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have been satisfied. These requirements apply to Parent’s and Purchaser’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until both Parent and the Company file certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division and observe the HSR Act’s notification and waiting periods. The HSR Act provides for an initial 15-calendar day waiting period following receipt of the necessary filings by the FTC and Antitrust Division. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM of the next business day. The Company filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer on July 15, 2011. Parent filed a Premerger Notification and Report Form with the FTC and Antitrust Division for review in connection with the Offer on July 15, 2011. The initial waiting period applicable to the purchase of Shares is expected to expire on or about August 1, 2011, prior to the initial expiration date of the Offer, unless the waiting period is earlier terminated by the FTC and Antitrust Division or extended by a request from the FTC or Antitrust Division for additional information or documentary material from Parent prior to that time. If, before the expiration or early termination of the initial 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger will be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with Parent’s consent. The FTC or Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material may take a significant period of time.

At any time before or after the purchase of the Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, the divestiture of the Shares purchased in the Offer or the divestiture of substantial assets of Purchaser, Parent or any of their respective subsidiaries or affiliates. Private parties as well as attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

The transaction is also subject to notification and waiting period requirements under the competition laws of Turkey. The Turkish competition authority’s receipt from the parties of a complete filing concerning the transaction triggers a thirty-day waiting period. The Turkish competition authority may extend the waiting period if it determines that an in-depth investigation is required. Parent plans to make the requisite filing with the Turkish competition authority as soon as possible.

Dissenters’ Rights

Holders of Shares will not have dissenters’ rights in connection with the Offer. However, if Parent purchases Shares in the Offer and a subsequent merger (including a short-form merger) involving the Company is consummated, holders of Shares immediately prior to the effective time of such merger may have the right pursuant to the provisions of Section 14-2-1302 of the GBCC to demand appraisal of their Shares. If dissenters rights are applicable, dissenting shareholders who comply with the applicable statutory procedures will be entitled, under Section 14-2-1330 of the GBCC, to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Offer or any subsequent merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or any subsequent merger or the market value of the Shares. The value so determined could be more or less than the price per share ultimately paid in the Offer or any subsequent merger.

Dissenters’ rights cannot be exercised at this time. If dissenters’ rights become available at a future time, the Company will provide additional information to the holders of Shares concerning their dissenters’ rights and the procedures to be followed in order to perfect their dissenters’ rights before any action has to be taken in connection with such rights.

Each of Parent, Purchaser and the Company agreed in the Merger Agreement that in any appraisal proceeding with respect to any dissenting Shares, the Surviving Corporation shall not assert that the Top-Up Option, any Shares issued pursuant to the Top-Up Option, or the payment by Purchaser to the Company of any consideration for any Shares issued pursuant to the Top-Up Option, should be considered by the court in connection with the determination in accordance with Article 13 of the GBCC of the fair value of the Shares in any appraisal proceeding.

The foregoing summary of the rights of shareholders seeking dissenters’ rights under Georgia law does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights available thereunder and is qualified in its entirety by reference to Article 13 of the GBCC. The perfection of dissenters’ rights requires strict adherence to the applicable provisions of the GBCC.

Certain Litigation

Three putative class action lawsuits have been filed in connection with the Offer and Merger: (i) Jay Phelps v. Radiant Systems, Inc., et. al. (Case No. 2011CV203328), filed on July 14, 2011, in the Superior Court of Fulton County, Georgia; (ii) City of Worcester Retirement System v. Radiant Systems, Inc., et. al. (Case No. 2011CV203297), filed on July 15, 2011, in the Superior Court of Fulton Country, Georgia; and (iii) Oakland County Employees’ Retirement System v. Radiant Systems, Inc. et. al. (Case No. 2011CV203324), filed on July 18, 2011, in the Superior Court of Fulton County, Georgia.

All three complaints name the Company, the members of the board of directors, and Parent as defendants. All three lawsuits are brought by purported shareholders, both individually and on behalf of a putative class of shareholders, alleging that the Board breached its fiduciary duties in connection with the Offer and Merger by purportedly failing to maximize shareholders value, and the Company and Parent aided and abetted the alleged breaches. All three lawsuits seek equitable relief, including, among other things, an injunction blocking consummation of the Offer and the Merger. The Worcester and Oakland County complaints also seek compensatory damages in the event the Merger is consummated.

The foregoing summary of the complaints does not purport to be complete and is qualified in its entirety by reference to the complaints, which are filed as Exhibits (a)(30), (a)(31) and (a)(32) to this Schedule 14D-9. The Company believes these complaints are without merit and intends to vigorously defend against them. There can be no assurance, however, that the Company will be successful in its defense.

Financial Forecasts

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates.

However, in connection with the due diligence review of the Company by Parent, the Company provided Parent with non-public internal financial forecasts regarding its anticipated future operations for the fiscal years ended December 31, 2011, 2012, 2013, 2014 and 2015, respectively, copies of which were also provided to Jefferies. The forecasts identified above are referred to collectively as the “Internal Financial Forecasts.” Summaries of the Internal Financial Forecasts are set forth below.

The Internal Financial Forecasts were not prepared with a view toward public disclosure. Rather, the Internal Financial Forecasts were prepared by the Company’s management solely for internal management purposes, the bidders’ review in connection with their due diligence investigations and use by Jefferies in connection with its opinion. The Internal Financial Forecasts were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles, nor were they examined or reviewed by the Company’s independent public accounting firm or any other accounting firm, nor has any such firm expressed any opinion or other assurance with respect thereto. There is no guarantee that the Internal Financial Forecasts will be realized, or that the assumptions upon which they are based will prove to be correct. Further, the Internal Financial Forecasts do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. The Company’s shareholders are cautioned not to place undue reliance on the Internal Financial Forecasts included in this Schedule 14D-9. The Internal Financial Forecasts are being included in this Schedule 14D-9 not to influence your decision whether to tender your shares in the Offer, but rather because they were made available by the Company to Parent and Jefferies.

The Internal Financial Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, the risks and uncertainties identified in the reports filed by the Company with the SEC (including the Company’s Form 10-K for the fiscal year ended December 31, 2010). Some of these specific risks, although not all, are: general economic, business and political conditions nationally and internationally; the market for the Company’s products and services; the ability of the Company to access the credit markets in the future and/or obtain credit on favorable terms as a result of volatility and disruption of the capital and credit markets, and adverse changes in the global economy the impact of fluctuations in currency exchange rates; an increase in customer bankruptcies, due to weak economic conditions; instability or a downturn in the hospitality and retail markets; the market for retail information systems is intensely competitive; the risks from increased investment in the international markets; the ability of the Company to develop new products and adapt to rapid technological change; the Company’s ability to protect its proprietary technology; the ability of the emerging platforms with which the Company’s products are integrated to retain broad market acceptance, and the Company’s need to develop new software compatible with such emerging technologies; infrastructure disruptions or breaches of data security; difficulty managing the Company’s growth effectively; and the Company’s ability to attract, hire or retain the necessary technical and managerial talent; the future impact of any acquisitions or divestitures the Company may make, including any outcome of the Company’s exploration of strategic alternatives; the impact of changes in the tax rates applicable to the Company; the competitive environment for information technology products and services; availability of cash or capital; the Company’s exploration of strategic alternatives; the ability of the Company to execute its business plan without unforeseen disruptions; and other factors affecting the Company’s business that are beyond its control. The Internal Financial Forecasts also reflect assumptions as to certain business decisions that are subject to change and that do not reflect any of the effects of the Offer or the Merger, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Offer or the Merger or otherwise. Since the Internal Financial Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year. The Internal Financial Forecasts should be read together with the historical financial statements of the Company included in its Form 10-K for the fiscal year ended December 31, 2010.

Accordingly, there can be no assurance that the projections contained in the Internal Financial Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Internal Financial Forecasts in this Schedule 14D-9 should not be regarded as an indication that Parent or Purchaser or their affiliates, advisors or representatives considered or consider the Internal Financial Forecasts to be a reliable prediction of future events, and the Internal Financial Forecasts should not be relied upon as such. None of the Company, Parent or Purchaser or their respective affiliates, advisors or representatives can give you any assurance that actual results will not differ from the Internal Financial Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Internal Financial Forecasts to reflect circumstances existing after the date the Internal Financial Forecasts were prepared or to reflect events, even in the event that any or all of the assumptions underlying the projections contained in the Internal Financial Forecasts are shown to be in error. The Company has made no representation to Parent or the Purchaser, in the Merger Agreement or otherwise, concerning the Internal Financial Forecasts.

These projections include the following:

	2010A	2011E	2012E	2013E	2014E	2015E
	(Dollars in millions)
Revenue	$346.4	$380.6	$428.5	$482.7	$543.0	$613.1
GAAP EBIT	$31.9	$41.6	$56.1	$70.8	$88.5	$113.6
Non-GAAP EBIT	$46.3	$56.0	$68.7	$82.8	$100.6	$124.4
Adjusted EBITDA	$55.3	$64.9	$78.3	$93.8	$114.1	$139.9
Adjusted Net Income	$39.1	$41.3	$49.6	$62.4	$77.3	$96.3
Adjusted EPS	$1.05	$0.99	$1.16	$1.42	$1.73	$2.10
GAAP EPS	$0.59	$0.66	$0.87	$1.14	$1.43	$1.83

The Internal Financial Forecasts include non-GAAP financial measures, including Non-GAAP EBIT, Adjusted EBITDA and Adjusted Net Income. The Company believes that Non-GAAP EBIT, Adjusted EBITDA and Adjusted Net Income provide important information about the operating trends of the Company. The Company uses Non-GAAP EBIT, Adjusted EBITDA and Adjusted Net Income to evaluate performance of its business operations. These non-GAAP measures are not in accordance with, or an alternative for, measures prepared in accordance with GAAP and may be different from similarly titled measures used by other companies. Non-GAAP EBIT, Adjusted EBITDA and Adjusted Net Income are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures.

Set forth below are reconciliations of Non-GAAP EBIT, Adjusted EBITDA and Adjusted Net Income to the most comparable GAAP financial measure based on the Internal Financial Forecasts. These reconciliations were not provided to Parent in connection with its due diligence investigation or to Jefferies.

	2010A	2011E	2012E	2013E	2014E	2015E
	(Dollars in millions)
Operating Income	$31.9	$41.6	$56.1	$70.8	$88.5	$113.6

Plus: Amortization of Acquired Intangibles	8.7	7.8	5.6	4.5	4.1	2.3
Plus: Stock-Based Compensation	5.3	6.6	7.0	7.5	8.0	8.5
Less: Goodwill Adjustment	(0.3)	0.0	0.0	0.0	0.0	0.0
Plus: Other charges and income net	0.7	0.0	0.0	0.0	0.0	0.0

Non-GAAP EBIT	$46.3	$56.0	$68.7	$82.8	$100.6	$124.4

Plus: Depreciation and Amortization of Capitalized Software	9.0	8.9	9.7	11.0	13.5	15.5

Adjusted EBITDA	$55.3	$64.9	$78.3	$93.8	$114.1	$139.9

Operating Income	$31.9	$41.6	$56.1	$70.8	$88.5	$113.6

Plus: Amortization of Acquired Intangibles	8.7	7.8	5.6	4.5	4.1	2.3
Plus: Stock-Based Compensation	5.3	6.6	7.0	7.5	8.0	8.5
Less: Goodwill Adjustment	(0.3)	0.0	0.0	0.0	0.0	0.0
Plus: Other charges and income net	0.7	0.0	0.0	0.0	0.0	0.0

Non-GAAP EBIT	$46.3	$56.0	$68.7	$82.8	$100.6	$124.4

Less: Net Interest Expense / (Income) &. Other	$0.8	$0.1	($0.1)	($4.0)	($6.0)	($8.0)
Less: Non-GAAP Taxes	$6.4	$14.6	$19.2	$24.4	$29.3	$36.1

Adjusted Net Income	$39.1	$41.3	$49.6	$62.4	$77.3	$96.3

Golden Parachute Compensation.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for John H. Heyman, Alon Goren, Andrew S. Heyman, Mark E. Haidet and Carlyle Taylor (the “named executive officers”) that is based on or otherwise relates to the Offer and the Merger, assuming the following:

•	the Merger closed on July 20, 2011, the last practicable date prior to the filing of this Schedule 14D-9; and

•

the named executive officers were terminated without cause or resigned for good reason immediately following a change in control on July 20, 2011, which is the last practicable date prior to the filing of this Schedule 14D-9.

Fiscal 2011 Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursements ($)(4)	Other ($)(5)	Total ($)
John H. Heyman	2,602,837	7,299,190	0	13,186	0	45,833	9,961,046
Alon Goren	607,905	1,495,590	0	9,427	0	27,000	2,139,922
Andrew S. Heyman	1,538,727	4,548,505	0	9,840	0	0	6,097,072
Mark E. Haidet	1,051,131	2,357,442	0	16,118	0	0	3,424,691
Carlyle Taylor	757,686	1,038,118	0	10,244	0	0	1,806,048

(1)

Consists of (a) cash severance benefits payable under the Severance Plan upon termination of employment without cause or resignation with good reason (as defined in the Severance Plan), within twelve months after the Offer Closing, and (b) the 2011 target cash bonus which is payable on or about March 15, 2012, provided the executive remains employed by the Company until such date, provided that this amount will be paid earlier if the executive’s employment is terminated before that date by the Company without cause (as defined in Georgia law). The cash severance benefits payable under the Severance Plan are as follows: John H. Heyman: $2,052,837; Alon Goren: $445,905; Andrew S. Heyman: $1,133,727; Mark E. Haidet: $823,631; Carlyle Taylor: $506,086. The 2011 target cash bonus amounts are as follows: John H. Heyman: $550,000; Alon Goren: $162,000; Andrew S. Heyman: $405,000; Mark E. Haidet: $227,500; Carlyle Taylor: $251,600.
(2)	Consists of the value of the option awards and Restricted Shares that vest upon the Offer Closing and the cash payment to be made in substitution for the right to receive additional shares upon attainment of the 125% “Aspiration” level under the Performance Awards, which payment is due one year after the date of the Offer Closing or, if earlier, the date on which the named executive officer’s employment is terminated by the Company without cause or by the executive for good reason. The value of option awards that vest is determined based on the difference between the Offer Price and the exercise price as follows: John H. Heyman: $2,205,780; Alon Goren: $403,884; Andrew S. Heyman: $1,459,713; Mark E. Haidet: $679,367; Carlyle Taylor: $497,366. The Restricted Shares that vest have a value based on the Offer Price as follows: John H. Heyman: $4,650,016; Alon Goren: $979,692; Andrew S. Heyman: $2,839,872; Mark E. Haidet: $1,514,716; Carlyle Taylor: $447,407. The cash payments in substitution for the right to receive additional shares upon attainment of the 125% “Aspiration” level under the Performance Awards are as follows: John H. Heyman: $443,394; Alon Goren: $112,014; Andrew S. Heyman: $248,920; Mark E. Haidet: $163,359; Carlyle Taylor: $93,345.
(3)	Represents the cost to the Company of continuing medical, dental, and life insurance for the applicable severance period as required under the Severance Plan in the event the Company terminates a participant’s employment without cause or the participant terminates employment with good reason, on or within twelve months after a change in control.
(4)	Under the Severance Plan, the named executive officers other than Alon Goren and Carlyle Taylor are entitled to a tax gross-up payment to make them whole on an after-tax basis for any golden parachute excise taxes they incur as a result of receiving payments in connection with the Offer and the Merger. No tax gross-up payments would be due under the Severance Plan in the event the Offer Closing occurs on or after August 20, 2011, the earliest date on which the Offer and the Merger can close, assuming that (a) interest rates used to calculate the golden parachute excise tax remain relatively constant between July 20, 2011, and the Offer Closing, (b) the Restricted Shares granted within one year of the Offer Closing in accordance with the Company’s established annual equity grant practices are not deemed to have been granted contingent on the Offer and the Merger, and (c) the cash payment received by John Heyman in substitution for the right to receive additional shares upon attainment of the 125% “Aspiration” level under the Performance Awards is deemed to be reasonable compensation for his obligations under his Non-Competition Agreement. See “Item 3. Arrangements between Radiant Systems and Parent and Purchaser.” If the Offer Closing took place on July 20, 2011, based on these assumptions John Heyman would be assumed to be entitled to a tax gross-up payment under the Severance Plan of $1,793,404 due to the additional value attributable to an acceleration of vesting of the equity awards for the period from July 20, 2011, to August 20, 2011, for purposes of calculating the golden parachute excise tax.
(5)	Represents additional payment of one month’s salary as consideration for Non-Competition Agreements. See “Item 3. Arrangements between Radiant Systems and Parent and Purchaser.”

Each of Messrs. Heyman, Goren, Heyman, Haidet and Taylor participate in the Severance Plan. The purchase of shares at the Offer Closing will constitute a change in control under the Severance Plan if the Minimum Tender Condition is satisfied and not waived. In the event the Company terminates a participant’s employment without cause or the participant terminates employment with good reason, on or within twelve months after a change in control, the Company will (1) pay to the participant a lump sum cash payment equal to the sum of the participant’s base salary and projected bonus for the applicable severance period, (2) continue the participant’s health and welfare benefits for a maximum of 18 months, and (3) accelerate the vesting of all equity awards granted to the participant. Upon a change in control, a portion of the severance benefits may be subject to an additional 20% golden parachute excise tax. The participation agreements entered into between the Company and the participants either provide for (1) a gross-up payment to make participants whole for the excise tax on an after-tax basis, or (2) a cutback provision that would reduce severance benefits to one dollar less than the maximum amount that may be paid without triggering the excise tax if the cutback would result in an increase in the net after-tax benefits.

The Board has designated each of the Company’s named executive officers and certain other key employees as initial participants in the Severance Plan, and approved the following severance periods for each of the Company’s named executive officers: John H. Heyman – two years; Alon Goren – one year; Andrew S. Heyman – one and one-half years; Mark E. Haidet – one and one-half years; and Carlyle Taylor – one year. The participation agreements for John H. Heyman, Andrew S. Heyman and Mark E. Haidet provide for gross-up payments and the participation agreement for Alon Goren and Carlyle Taylor provide for a cutback.

Prior to receiving any severance benefits, participants will be required to execute a waiver/release of claims. If a participant is a “specified employee” within the meaning of Section 409A of the Code, any payment of “deferred compensation” under Section 409A of the Code will be made within 15 days after the end of the sixth-month period beginning on the date of such termination of employment or, if earlier, within 15 days after appointment of the personal representative or executor of the participant’s estate following his death.

For more information relating to the Severance Plan and other arrangements relating to compensation of the named executive officers, see “Item 3. Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

Cautionary Note Regarding Forward-Looking Statements.

Certain statements contained in, or incorporated by reference in, this Schedule 14D-9 are forward-looking statements and are subject to a variety of risks and uncertainties. Additionally, words such as “would,” “will,” “intend,” and other similar expressions are forward-looking statements. Such forward-looking statements include the ability of the Company, Purchaser and Parent to complete the Contemplated Transactions, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this Schedule 14D-9 are based on the Company’s current expectations, and those made at other times will be based on the Company’s expectations when the statements are made. Some or all of the results anticipated by these forward-looking statements may not occur. Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction, the risk and uncertainty in connection with a strategic alternative process, the impact of the current economic environment, operating losses and fluctuations in operating results, capital requirements, regulatory review and other risks detailed from time to time in the Company’s SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 2010. The Company disclaims any intent or obligation to update these forward-looking statements.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated July 25, 2011.*

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(3)	Notice of Guaranteed Delivery.*

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)	Form of Summary Advertisement as published in The Wall Street Journal on July 25, 2011.*

(a)(7)	Press Release issued by Parent, dated July 25, 2011, announcing the commencement of the Offer.*

(a)(8)	Letter to shareholders of the Company, dated July 25, 2011.

(a)(9)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto).

(a)(10)	Opinion of Jefferies & Company, Inc. to the Board, dated July 11, 2011 (included as Annex II hereto).

(a)(11)	Joint Press Release issued by the Company and Parent on July 11, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by the Company on July 11, 2011).

(a)(12)	Investor Presentation, dated July 11, 2011 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by the Company on July 11, 2011).

(a)(13)	Communication to employees of the Company, dated July 11, 2011 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by the Company on July 11, 2011).

(a)(14)	Communication to resellers of the Company, dated July 11, 2011 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed by the Company on July 11, 2011).

(a)(15)	Email to customers of the Company, dated July 11, 2011 (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9C filed by the Company on July 11, 2011).

(a)(16)	Communication to customers of the Company, dated July 11, 2011 (incorporated by reference to Exhibit 99.7 to the Schedule 14D-9C filed by the Company on July 11, 2011).

(a)(17)	Letter to employees of the Company from John H. Heyman, dated July 11, 2011 (incorporated by reference to Exhibit 99.8 to the Schedule 14D-9C filed by the Company on July 11, 2011).

(a)(18)	Presentation to employees of the Company, dated July 11, 2011 (incorporated by reference to Exhibit 99.9 to the Schedule 14D-9C filed by the Company on July 11, 2011).

(a)(19)	Introduction to Customer and Partner Email, dated July 11, 2011 (incorporated by reference to Exhibit 99.10 to the Schedule 14D-9C filed by the Company on July 11, 2011).

(a)(20)	Frequently asked questions for employees of the Company, dated July 11, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by the Company on July 12, 2011)

(a)(21)	Transcript of Investor Call, held on July 11, 2011 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by the Company on July 12, 2011).

(a)(22)	Email to Partners of the Company’s Orderman business, dated July 13, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by the Company on July 13, 2011).

Exhibit No.	Description

(a)(23)	Key Talking Points for Reseller Support, dated July 13, 2011 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by the Company on July 13, 2011).

(a)(24)	Email to Cinema Employees, dated July 14, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by the Company on July 14, 2011).

(a)(25)	Email Communication to end Channel Customers, dated July 14, 2011 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by the Company on July 14, 2011).

(a)(26)	Email to Employees of the Company, dated July 15, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by the Company on July 15, 2011).

(a)(27)	Transcript of Town Hall Meeting for Employees of the Company, dated July 12, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by the Company on July 18, 2011).

(a)(28)	Email to Employees of the Company from NCR, dated July 19, 2011 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by the Company on July 19, 2011).

(a)(29)	Employee frequently asked questions regarding merger, dated July 19, 2011 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by the Company on July 19, 2011).

(a)(30)	Complaint filed in the Superior Court of Fulton County, Georgia, captioned Jay Phelps v. Radiant Systems, Inc., et. al.

(a)(31)	Complaint filed in the Superior Court of Fulton County, Georgia, captioned City of Worcester Retirement System v. Radiant Systems, Inc., et. al.

(a)(32)	Complaint filed in the Superior Court of Fulton County, Georgia, captioned Oakland County Employees’ Retirement System v. Radiant Systems, Inc. et. al.

(e)(1)	Agreement and Plan of Merger, dated as of July 11, 2011, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on July 12, 2011).

(e)(2)	Tender and Voting Agreement, dated as of July 11, 2011, by and among Parent, Purchaser and certain directors and officers of the Company (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on July 12, 2011).

(e)(3)	First Amendment to Tender and Voting Agreement, dated as of July 21, 2011 by and among Parent, Purchaser and certain directors and officers of the Company (incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K/A filed on July 22, 2011).

(e)(4)	Retention Agreement, dated July 11, 2011, by and between Parent, the Company and Andrew S. Heyman.

(e)(5)	Non-Competition Agreement, dated July 11, 2011, by and between Parent, the Company and John Heyman.

(e)(6)	Non-Competition Agreement, dated July 11, 2011, by and between Parent, the Company and Alon Goren.

*	Incorporated by reference to the Schedule TO filed by Purchaser and Parent on July 25, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RADIANT SYSTEMS, INC.

By:	/s/ John H. Heyman
Name:	John H. Heyman
Title:	Chief Executive Officer

Dated: July 25, 2011

Annex I

RADIANT SYSTEMS, INC. 3925 BROOKSIDE PARKWAY

ALPHARETTA, GEORGIA 30022

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about July 25, 2011 to holders of record of common stock, no par value, of Radiant Systems, Inc., a Georgia corporation (“Radiant” or the “Company”), as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Radiant with respect to the tender offer by Ranger Acquisition Corporation, a Georgia corporation (“Purchaser”), a wholly owned subsidiary of NCR Corporation, a Maryland corporation (“Parent”), for all of the issued and outstanding shares of common stock, no par value, of Radiant (the “Shares”). You are receiving this Information Statement in connection with the possible election of persons designated by Parent to the Radiant Board of Directors (the “Board”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of July 11, 2011 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser and Radiant.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on July 25, 2011 to purchase all of the issued and outstanding Shares that are not already owned by Parent and its subsidiaries at a price of $28.00 per Share (the “Offer Price”), net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated July 25, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The initial expiration date of the Offer is 12:00 midnight, New York City time, at the end of the day on August 19, 2011, subject to extension in certain circumstances as required or permitted by the Merger Agreement. At that time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the related Letter of Transmittal have been mailed with the Schedule 14D-9 to shareholders of Radiant and are filed as exhibits to the Schedule 14D-9 filed by Radiant with the Securities and Exchange Commission (the “SEC”) on July 25, 2011.

The Merger Agreement provides that, upon acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, Parent shall be entitled to designate, from time to time, to serve on the Board such number of directors as will give Parent representation equal to at least that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to the right of Parent described in this paragraph) by (ii) the percentage that (A) the number of Shares owned by Parent and its subsidiaries (including Shares accepted for payment pursuant to the Offer and the Top-Up Shares issued to the Purchaser) bears to (B) the number of Shares then outstanding. Radiant has agreed to take, upon Parent’s request, all action requested by Parent necessary to cause Parent’s designees to be elected or appointed to the Board, including obtaining resignations of incumbent directors and increasing the size of the Board. As a result, Parent will have the ability to designate a majority of the Board following the consummation of the Offer.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the appointment of Parent’s designees to the Board. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Parent’s designees has been furnished to Radiant by Parent, and Radiant assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES

As of the date of this Information Statement, Parent has not determined who it will designate to the Board. However, Parent has informed the Company that such designees will be selected from the list of potential designees provided below (the “Potential Designees”), and that the Potential Designees have consented to serve as director of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. To our knowledge, there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. To our knowledge, none of the Potential Designees listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Parent has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of the Potential Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that, to its knowledge, none of the Potential Designees has any family relationship with any current director, executive officer, or key employee of the Company.

It is expected that Parent’s designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than August 20, 2011, and that, upon assuming office, Parent’s designees are expected to constitute at least a majority of the Board of Radiant. It is currently not known which of the current directors of Radiant would resign, if any.

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is care of NCR Corporation, 3097 Satellite Boulevard, Duluth, Georgia 30096, (937) 445-5000 and each Potential Designee is a citizen of the United States.

Name	Age	Principal Occupation and Five-Year Employment History
William R. Nuti	47	Mr. Nuti is NCR’s Chairman of the Board, Chief Executive Officer and President. Mr. Nuti became Chairman of the Board in October 2007. Before joining NCR in August 2005, Mr. Nuti served as President and Chief Executive Officer of Symbol Technologies, Inc., an information technology company. Prior to that, he was Chief Operating Officer of Symbol Technologies. Mr. Nuti joined Symbol Technologies in 2002 following a 10 plus year career at Cisco Systems, Inc. where he advanced to the dual role of Senior Vice President of the company’s Worldwide Service Provider Operations and U.S. Theater Operations. Prior to his Cisco experience, Mr. Nuti held sales and management positions at International Business Machines Corporation (“IBM”), Netrix Corporation and Network Equipment Technologies.
Quincy L. Allen	51	Mr. Allen was most recently Chief Executive Officer of Vertis Inc., a provider of targeted print advertising and direct marketing solutions to retail and consumer services companies, from April 2009 to December 2010. Prior to this position, Mr. Allen was President, Global Business and Strategic Marketing Group, at Xerox Corporation, a document management technology and services company, from January 2009 to April 2009. Prior to assuming this position, Mr. Allen was President, Production Systems Group, at Xerox from December 2004 until January 2009. From 2003 to 2004, he was Senior Vice President at Xerox Business Group Operations, and from 2001 to 2003, he was Senior Vice President, North American Services and Solutions at Xerox.
Edward P. Boykin	72	Mr. Boykin was most recently Chair of the Board of Directors of Capital TEN Acquisition Corp., a special purpose acquisition company, from October 2007 to May 2008. He served as President and Chief Operating Officer of Computer Sciences Corporation, an information technology services company he joined in 1966, from July 2001 to June 2003.

Name	Age	Principal Occupation and Five-Year Employment History
Richard L. Clemmer	60	Mr. Clemmer is President and Chief Executive Officer of NXP B.V., a semiconductor company, a position he has held since January 1, 2009. Prior to that, he was a senior advisor to Kohlberg Kravis Roberts & Co., a private equity firm, a position he held from May 2007 to December 2008. He previously served as President and Chief Executive Officer of Agere Systems Inc., an integrated circuits components company that was acquired in 2007 by LSI Logic Corporation, from October 2005 to April 2007. Prior to this position, Mr. Clemmer served as President and Chief Executive Officer of PurchasePro.com, Inc.

Gary J. Daichendt	59	Mr. Daichendt has been principally occupied as a private investor since June 2005 and has been a managing member of Theory R Properties LLC, a commercial real estate firm, since October 2002. He served as President and Chief Operating Officer of Nortel Networks Corporation, a global supplier of communication equipment, from March 2005 to June 2005. Prior to that and until his retirement in December 2000, Mr. Daichendt served as Executive Vice President, Worldwide Operations for Cisco Systems, Inc.

Robert P. DeRodes	60	Mr. DeRodes was most recently Executive Vice President, Global Operations & Technology of First Data Corporation, an electronic commerce and payments company, from October 2008 to July 2010. Prior to this position, Mr. DeRodes served as Executive Vice President and Chief Information Officer for The Home Depot, Inc., a home improvement retailer, from February 2002 to October 2008 and as President and Chief Executive Officer of Delta Technology, Inc. and Chief Information Officer for Delta Air Lines, Inc., from September 1999 until February 2002.

Linda Fayne Levinson	69	Ms. Levinson was most recently Chair of the Board of Directors of Connexus Corporation (formerly VendareNetblue), an online marketing company, from July 2006 until May 2010 when it was merged into Epic Advertising. From February 2006 through July 2006, Ms. Levinson was Interim Chief Executive Officer and Chair of Vendare Media, a predecessor company to Connexus. Ms. Levinson was a partner at GRP Partners, a private equity investment fund investing in start-up and early-stage retail and electronic commerce companies, from 1997 to December 2004. Prior to that, she was a partner in Wings Partners, a private equity firm, an executive at American Express running its leisure travel and tour business, and a Partner at McKinsey & Co.

CERTAIN INFORMATION CONCERNING RADIANT

The authorized capital of Radiant consists of 105,000,000 shares of capital stock, represented by 100,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock. As of July 20, 2011, a total of 40,714,867 Shares were issued and outstanding of which 1,040,906 Shares were restricted shares subject to vesting and no shares of preferred stock were issued and outstanding. The Shares constitute the only class of securities of Radiant that is entitled to vote at a meeting of the shareholders of Radiant. Each Share entitles the record holder to one vote on all matters submitted to a vote of the shareholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The names of the current Radiant directors and their ages as of July 20, 2011 are as follows:

Name	Age	Position(s)	Director of Company Since
James S. Balloun	73	Director	1997
William A. Clement, Jr.	68	Director	2005
J. Alexander M. Douglas, Jr.	50	Director	2001
Alon Goren	45	Chairman of the Board and Chief Technology Officer	1985
John H. Heyman	50	Director and Chief Executive Officer	1996
Philip J. Hickey, Jr.	56	Director	2011
Michael Z. Kay	72	Director	2002
Donna A. Lee	56	Director	2007
Nick Shreiber	62	Director	2011

The Company’s board of directors consists of nine directors, divided into three classes, with the members of each class serving for staggered three-year terms. Each of the Company’s officers is elected to hold office until his or her successor is chosen or qualified, subject to his or her earlier resignation or removal. Biographical information concerning the directors and executive officers is set forth below:

James S. Balloun retired as Chairman and Chief Executive Officer of Acuity Brands, Inc. on September 1, 2004, having served in those positions since November 2001. He is the former Chairman, President and Chief Executive Officer of National Service Industries, where he led the company for five years prior to the spin-off of Acuity Brands, Inc. in November 2001. Acuity Brands was a $2 billion manufacturer of lighting fixtures and cleaning chemicals. Mr. Balloun served as a Director of McKinsey & Company, Inc. from 1976 until 1996. Mr. Balloun received an M.B.A. from Harvard Business School in 1965. He also holds a B.S. degree in industrial engineering from Iowa State University, 1960. Mr. Balloun is a director of Invesco Mortgage Capital Inc. and Enzymatic Deinking Technologies, and a former director of Georgia-Pacific Corporation and Wachovia Corporation. Mr. Balloun has been one of our directors since April 1997.

As a member of our board of directors, Mr. Balloun brings extensive experience by virtue of his senior executive positions across a variety of industries and geographic areas, and possesses comprehensive knowledge, experience and skills that are particularly valuable to us in connection with our strategic planning and acquisitions, including assisting us with the successful integration of acquisitions.

William A. Clement, Jr., was elected President and CEO of the Atlanta Life Financial Group, Inc. in June 2008, and stepped down from that position on March 31, 2011. Founded in 1905, Atlanta Life Financial Group, Inc. is a privately-held financial services company. Mr. Clement served as the Chairman and CEO of DOBBS, RAM & Company from 1988 to 2008, and now serves as its non-Executive Chairman of the Board of Directors. Appointed by President Carter, Mr. Clement served as the Associate Administrator of the U.S. Small Business Administration in Washington, D.C. during the Carter Administration. Mr. Clement also served as the Vice President and Senior Loan Officer of the Citizens Trust Bank, Atlanta, Georgia. Mr. Clement received his BA from Morehouse College and his MBA from the Wharton Business School at the University of Pennsylvania. He is a board member of TRX, Inc. and a former board member of the National Cooperative Bank, Washington, D.C. Mr. Clement has served as one of our directors since April 2005.

As a member of our board of directors, Mr. Clement’s extensive professional experience in banking, investment banking and finance are very valuable to us, particularly with respect to his service as Chairman of our audit committee and in assisting us with our financial compliance and corporate governance matters.

J. Alexander M. Douglas, Jr., has served as President of Coca-Cola North America—The Coca-Cola Company since September 2006 and is a member of its Executive Committee. Mr. Douglas was, from January

2003 until September 2006, the Chief Customer & Commercial Officer and a Senior Vice President of The Coca-Cola Company. He joined the Coca-Cola Company in January 1988 as district sales manager in Coca-Cola Fountain, USA and held a variety of positions with increasing responsibility. In 1994, he was named Vice President for CCE Sales & Marketing Group, and in 1998 his responsibilities expanded to include the entire North American Field Sales & Marketing Groups. Mr. Douglas graduated from the University of Virginia in 1983 and began his career at The Procter & Gamble Company where he worked in a variety of sales and sales management positions. Mr. Douglas has been one of our directors since August 2001.

As a member of our board of directors, Mr. Douglas’s extensive career with The Coca-Cola Company makes Mr. Douglas an expert in all aspects of the convenience store and restaurant industries. Mr. Douglas has broad and in-depth knowledge of the trends, top management and customer base in these industries, which is very valuable to us in our business development, customer relations and strategic planning.

Alon Goren has served as Chairman of our board of directors and as our Chief Technology Officer since our inception in 1985. Mr. Goren became sole Chairman of our board of directors in January 2004. Mr. Goren has a B.S. in Computer Systems Engineering from Rensselaer Polytechnic Institute.

As a member of our board of directors, Mr. Goren, as our Chairman and Chief Technology Officer, one of our Company’s founders and our second largest shareholder, possesses essential technical knowledge, strategic vision and vast understanding of our industry. Mr. Goren also has the greatest historical knowledge of our Company’s business and the ability to apply our technology to advance our business.

John H. Heyman has served as our Chief Executive Officer since January 2002 and as one of our directors since June 1996. Mr. Heyman served as our Chief Financial Officer from September 1995 to January 2003 and as our Executive Vice President from September 1995 to December 2001. Mr. Heyman served as Vice President and Chief Financial Officer of Phoenix Communications, Inc., a commercial printer, from March 1991 to August 1995. From 1989 to 1991, Mr. Heyman served as Vice President—Acquisitions of Forsch Corporation, a diversified manufacturing company. From 1983 to 1987, Mr. Heyman served in a variety of capacities with Arthur Andersen LLP, where he worked primarily with middle market companies and technology firms. Mr. Heyman received an MBA from Harvard Business School and a BBA degree in accounting from the University of Georgia. He is the brother of Andrew S. Heyman, one of our executive officers.

As a member of our board of directors, Mr. Heyman, as our Chief Executive Officer, has first hand knowledge of all aspects of our business and daily operations; thus Mr. Heyman is essential to the board’s management of our Company. Mr. Heyman brings the strategic vision for the Company to the board, which serves as a framework for and enriches our board of director discussions, and is an insightful and constructive leader capable of effectively synthesizing and responding to the board’s guidance and directions.

Philip J. Hickey, Jr., was elected to our board of directors on February 25, 2011. Mr. Hickey has served as chairman of the board of O’Charley’s, Inc., a multi-brand public restaurant company based in Nashville, Tennessee, since 2009. Prior to 2009, he served as CEO of RARE Hospitality International, Inc., owner of Longhorn Steakhouse and The Capital Grille, from 2001 to 2007 when it was acquired by Darden Restaurants. During that time, Mr. Hickey and his team grew the company to more than 300 restaurants and over 20,000 employees, and increased annual revenues from $90 million to $1.3 billion. Mr. Hickey’s past professional experience also includes President and COO of Rio Bravo, International, Inc. and President and COO of Innovative Restaurant Concepts. He also serves on the board of directors for the National Restaurant Association (NRA) and will assume the role as chairman of that organization in 2013.

As a member of our board of directors, Mr. Hickey’s extensive management experience in the restaurant and hospitality industries serves to provide insight into the needs and desires of a core market for the Company’s products and services. Mr. Hickey also has financial expertise in fields in which the Company markets its products, which brings a greater understanding to the board of competitive strategies for winning market share in such industries.

Michael Z. Kay served as Chairman of the Board of Magnatrax Corporation, a supplier of engineered products for construction industries, from September 2001 to 2004, and is now retired. From September 1991 to September 2001, Mr. Kay served as President and Chief Executive Officer of LSG Sky Chefs, the world’s largest in-flight catering alliance. Mr. Kay served as Executive Vice President and Management Consultant of Charter Medical Corporation from May 1990 to May 1991. From 1964 to 1991, Mr. Kay held management positions within the hotel and hospitality industry with several organizations, including Portman Hotel Company, Omni International Hotels, Ltd., and Americana Hotels, Inc. Mr. Kay has been one of our directors since April 2002.

As a member of our board of directors, Mr. Kay, through his senior executive positions in the hospitality and food service industries, brings extensive experience, knowledge and skills in operations management which are very valuable to us as we strive to continually improve our operations and profitability. Mr. Kay is also very experienced in understanding and implementing strategic growth, both organically and through acquisitions.

Donna A. Lee retired as Chief Marketing Officer, Business Markets of BellSouth Corp. in January 2007, having served in that position since December 2000, where she was responsible for marketing, product management, strategic pricing, sales operation and information technology for business markets. Ms. Lee began her career with AT&T Inc. in June 1976 and held a variety of engineering, operations and sales/marketing assignments until being named a company officer in 1993. Ms. Lee holds an M.B.A. from Georgia State University and a B.S. in mathematics from Mary Washington College, and has completed the Advanced Management Program at Harvard University. Ms. Lee has been one of our directors since March 2007.

As a member of our board of directors, Ms. Lee, through her long career with Bell South and AT&T, possesses extensive marketing and operational experience, knowledge and skills that are particularly valuable to us in the development and implementation of our sales and marketing efforts, as well as our strategic planning.

Nick Shreiber was elected to our board of directors on March 25, 2011. Since 2006, Mr. Shreiber has advised and coached executives of international companies on issues relating to strategy, organization and operations. In 2005, he completed an 18-year international career at the Tetra Pak Group, a world leader in packaging and processing solutions for food, during the last five of which he served as President and Chief Executive Officer. He previously was a partner with McKinsey & Co., where he spent eight years with engagement responsibility for major clients in Europe and Latin America in diverse industrial and service sectors.

As a member of our board of directors, Mr. Shreiber brings strong international and operational experience to the board of directors, with more than 30 years of senior leadership experience in both line management and management consulting. Mr. Shreiber’s extensive international experience assists us in the development and implementation of strategies in the global marketplace.

The names of the current Radiant executive officers and their ages as of July 20, 2011 are as follows:

Name	Age	Position Held
Alon Goren	45	Chairman of the Board and Chief Technology Officer
John H. Heyman	49	Chief Executive Officer and Director
Mark E. Haidet	43	Chief Financial Officer
Andrew S. Heyman	47	Chief Operating Officer
Carlyle Taylor	57	President—Hardware Division

Executive officers are appointed by our board of directors and hold office at the pleasure of our board of directors. Executive officers devote their full time to our affairs. See the information provided above for information with respect to Alon Goren and John H. Heyman.

Mark E. Haidet has served as our Chief Financial Officer since January 2003. Since joining us in 1997, Mr. Haidet has held the following key leadership positions: Global Solutions Director—Petroleum and Convenience Store Division, Vice President and Managing Director of Global Solutions—Petroleum and Convenience Store Division, Vice President and Managing Director—Hospitality Division, and Vice President of Finance. Prior to joining us, Mr. Haidet served as a management consultant with Andersen Business Consulting, focusing on finance re-engineering and corporate performance management from December 1992 to June 1997. Previously, Mr. Haidet was a certified public accountant with Arthur Andersen’s financial audit practice. He received a B.S. in accounting from Miami University, Ohio.

Andrew S. Heyman has served as our Chief Operating Officer since 2003. Since joining us in 1996, Mr. Heyman has held the following key leadership positions: President—Hospitality Division, Executive Vice President & President of Radiant Systems, Inc., Vice President—Convenience Store Division, and Managing Director of the Radiant Solutions Group. Mr. Heyman served as a senior manager with Accenture, formerly Andersen Consulting, from 1987 to December 1995. He holds a M.S. degree in computer information systems from Georgia State University and a B.B.A. in finance from the University of Georgia. He is the brother of John H. Heyman.

Carlyle Taylor has served as President of our Radiant Computer Products division since January 2004. Mr. Taylor served as our Executive Vice President from April 1998 to December 2003, and as our Vice President of Integration and Support from September 1995 to April 1998. He worked in various capacities in the retail information systems area with NCR Corporation (formerly, AT&T Global Information Solutions), a global technology company, from 1978 to September 1995, most recently as Assistant Vice President of the scanner business unit. Mr. Taylor received a B.S. in mathematics from North Carolina Wesleyan College.

There are no material proceedings in which any director or executive officer of Radiant is a party adverse to Radiant or any of its subsidiaries or has a material interest adverse to Radiant or any of its subsidiaries.

CORPORATE GOVERNANCE AND BOARD MATTERS

Leadership Structure of the Board of Directors

Our board of directors is led by our Chairman, Alon Goren, who is one of our founders and also serves as our Chief Technology Officer. Although we have not formally designated a lead independent director, James S. Balloun acts as our lead independent director. Mr. Balloun conducts the executive sessions of the independent directors, and thereafter meets with our Chief Executive Officer to report on relevant discussions. Mr. Balloun also arranges for our Chief Executive Officer to meet periodically with our full board of directors to respond to board direction and guidance. Given Alon Goren’s long history with us, the length of time that Mr. Balloun has served on our board of directors and the relatively small size of our board of directors, we believe this board leadership structure best serves our needs and the needs of our shareholders.

Meetings of the Board of Directors

Our board of directors held five meetings during the fiscal year ended December 31, 2010. Each director attended at least 75% or more of the aggregate number of meetings held by our board of directors and the committees on which he or she served, with the following exceptions: Michael Z. Kay attended 73%. We do not have a policy regarding attendance of directors at annual meetings; however, no members of our board of directors attended our 2010 annual meeting of shareholders.

Board Independence

Our board of directors has determined that James S. Balloun, William Clement, Jr., J. Alexander M. Douglas, Jr., Philip J. Hickey, Michael Z. Kay, Donna A. Lee and Nick Shreiber qualify as independent directors under the rules applicable to companies listed on The NASDAQ Stock Market, referred to in this Information Statement as NASDAQ.

Shareholder Communications with the Board of Directors

Our board of directors has implemented a process for shareholders to send communications to our board of directors, and to specific individual directors. Any shareholder desiring to communicate with our board of directors, or with specific individual directors, may do so by writing to our Corporate Secretary at 3925 Brookside Parkway, Alpharetta, Georgia 30022. Our Corporate Secretary will promptly forward all such communications to our board of directors or such individual directors, as applicable.

Committees of the Board of Directors

Our board of directors has three standing committees—the audit committee, the compensation committee, and the nominating and corporate governance committee. Each of our committees operates pursuant to a written charter which, as in effect from time to time, may be found on our website at www.radiantsystems.com. Each of the committees is composed solely of independent directors, consistent with the independence standards defined by the SEC and NASDAQ. Each committee has the right to retain its own legal and other advisors.

Audit Committee

Our audit committee presently consists of William A. Clement, Jr., as Chairman, Michael Z. Kay, Donna A. Lee and Philip J. Hickey, Jr. Our audit committee has been assigned the principal function of reviewing our internal and external financial reporting, reviewing the scope of the independent audit, and considering comments by the auditors regarding internal controls and accounting procedures and management’s response to these comments. Our audit committee held five meetings during 2010. Our board of directors has determined that William A. Clement, Jr. and Michael Z. Kay qualify as “audit committee financial experts,” as defined in the applicable rules of the SEC.

Compensation Committee

Our compensation committee presently consists of Michael Z. Kay, as Chairman, J. Alexander M. Douglas, Jr., Donna A. Lee and Nick Shreiber. Our compensation committee has been assigned the functions of approving and monitoring the remuneration arrangements for senior management, and administering and granting awards under our equity incentive plans. Our compensation committee held five meetings during 2010. Our compensation committee is responsible for reviewing salary recommendations for our executives and then approving such recommendations with any modifications it deems appropriate. The independent members of our board of directors are then responsible for approving such salary recommendations with any modifications they deem appropriate. The annual salary recommendations for our named executive officers are initially made by our Executive Vice President of Human Resources. Our compensation committee also has the sole authority to retain and terminate any compensation consultant used to assist in the development and/or analysis of our compensation programs and to approve such consultant’s fees and other retention terms. See “Compensation Discussion and Analysis,” the “Compensation Committee Report,” and our compensation committee charter available on our website at www.radiantsystems.com for further information with respect to our compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee presently consists of James S. Balloun, as Chairman, J. Alexander M. Douglas, Jr. and William A. Clement, Jr. Our nominating and corporate governance committee held two formal meetings during 2010, and also frequently conferred on an informal basis for the purpose of identifying and evaluating potential candidates. The nominating and corporate governance committee nominated the individuals who are standing for election at the 2011 annual meeting at a meeting of our board of directors held on March 23, 2011. The responsibilities of the committee are to establish qualification standards for director nominees, to assist our board of directors in identifying individuals qualified to become members of our board of directors and to nominate individuals for election to our board of directors.

Our nominating and corporate governance committee evaluates and considers desired skills and attributes in identifying director candidates, including applicable legal and regulatory definitions of independence, as well as other considerations including diversity (meaning diversity in a broad sense, including age, skills, background, gender, race and experience), personal integrity and judgment, business experience and prominence in their profession, concern for the interests of the shareholders, the number of other public companies for which the person serves as a director and the availability of the person’s time and commitment to us, and relevant personal skills and expertise, all in the context of the needs of our board of directors at that point in time. Our nominating and corporate governance committee evaluates all of the above skills and attributes, including diversity, in the context of our existing members in order to achieve an overall balanced board. The committee applies the same standards in considering director candidates recommended by the shareholders as it applies to other candidates. See “Shareholder Nominations” for information with regard to the consideration of any director candidates recommended by security holders.

Role in Risk Oversight

Historically, our audit committee has administered our board of directors’ risk oversight function, although the board intends to analyze further the risk oversight function, and may modify how risk oversight is managed to a function of our full board of directors or to a separate risk oversight committee. Audit and audit-related risks are initially addressed by our audit committee, which reports to our full board of directors. The day-to-day risk management functions are performed by our Chief Financial Officer and Chief Operating Officer, who report directly to our Chief Executive Officer. Our Chief Executive Officer reports any risk-related incidents, other than audit or audit-related incidents, to our full board of directors.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee served as one of our officers or employees or as an officer or employee of any of our subsidiaries during 2010. There were no material transactions between us and any of the members of our compensation committee during 2010.

Shareholder Nominations

Any shareholder entitled to vote for the election of directors may nominate a person or persons for election as a director only if written notice of such shareholder’s intention to make any such nomination is given either by personal delivery or mailed by the United States mail, postage prepaid, certified and return receipt requested, to our Corporate Secretary not later than the later of (i) the close of business on the seventh calendar day following the date on which notice of the meeting of shareholders for the election of directors is first given to shareholders (any such notice of meeting of shareholders shall not be given earlier than the record date for the meeting of shareholders), and (ii) a date that is 90 days prior to the date of such meeting of shareholders. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of our stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee, and any other person or persons (naming such person or persons), pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated, or intended to be nominated, by our board of directors; and (e) the consent of each nominee to serve as one of our directors if so elected.

Code of Ethics

We have adopted a code of ethics, which applies to our principal executive officer, principal financial officer and controller. This code of ethics is publicly available on our website at www.radiantsystems.com or upon request by writing to Radiant Systems, Inc., Attn: Investor Relations Director, 3925 Brookside Parkway, Alpharetta, Georgia 30022. If we make substantial amendments to the code of ethics or grant any waiver, including an implicit waiver, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K within four business days of such amendment or waiver.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of our outstanding common stock to file with the SEC reports of changes in ownership of our common stock held by such persons. Executive officers, directors and greater than 10% shareholders are also required to furnish us with copies of all forms they file under this regulation. To our knowledge, based solely on a review of the copies of such reports furnished to us and representations that no other reports were required, during the fiscal year ended December 31, 2010, our executive officers, directors and greater than 10% shareholders complied with all Section 16(a) filing requirements applicable to them, with the following exceptions: James S. Balloun filed one report late reporting one transaction, Andrew S. Heyman filed one report late reporting one transaction, John H. Heyman filed one report late reporting one transaction and Carlyle Taylor filed one report late reporting one transaction.

Although it is not our obligation to make filings pursuant to Section 16 of the Exchange Act, we have adopted a policy requiring all Section 16 reporting persons to report to our Chief Executive Officer prior to engaging in any transactions in our common stock.

Agreements with Employees

All of our domestic employees, including executive officers, are required to sign a confidentiality and non-solicitation agreement with us restricting the ability of the employee to compete with us during his or her employment, restricting solicitation of customers and employees following employment with us, and providing for ownership and assignment of intellectual property rights to us. Each agreement has an indefinite term, but the employee may terminate employment with us at any time.

AUDIT COMMITTEE REPORT

Our audit committee is composed of independent directors as required by and in compliance with the rules of the SEC and NASDAQ. Our audit committee operates pursuant to a written charter adopted by our board of directors.

Our audit committee is responsible for overseeing our financial reporting process on behalf of our board of directors. Our management has the primary responsibility for our financial reporting process, principles and internal controls as well as preparation of our financial statements. Our independent auditors are responsible for performing an audit of our financial statements and expressing an opinion as to the conformity of such financial statements with accounting principles generally accepted in the United States.

Our audit committee has reviewed and discussed our audited financial statements as of and for the year ended December 31, 2010 with management and the independent auditors. Our audit committee has discussed with the independent auditors the matters required to be discussed under auditing standards generally accepted in the United States, including those matters set forth in Statement on Auditing Standards No. 61 (Communication with Audit Committees), as currently in effect. The independent auditors have provided to our audit committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence), as currently in effect, and our audit committee has also considered whether the independent auditors’ provision of information technology and other non-audit services to us is compatible with maintaining the auditors’ independence. Our audit committee has concluded that the independent auditors are independent from us and our management.

Based on the reports and discussions described above, our audit committee recommended to our board of directors that our audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2010 for filing with the SEC.

William A. Clement, Jr., Chairman

Michael Z. Kay

Donna A. Lee

COMPENSATION OF DIRECTORS

Director Compensation Table

The following table provides certain information concerning compensation for each director during the fiscal year ended December 31, 2010.

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)(3)(4)	Option Awards ($)(2)(3)(4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
James S. Balloun	$45,000	$50,009	$48,350	—	—	—	143,359
William A. Clement, Jr.	$50,000	$50,009	$48,350	—	—	—	148,359
J. Alexander M. Douglas, Jr.	$40,000	$50,009	$48,350	—	—	—	138,359
Michael Z. Kay	$55,000	$50,009	$48,350	—	—	—	153,359
Donna A. Lee	$45,000	$50,009	$48,350	—	—	—	143,359

(1)	Alon Goren and John H. Heyman, both of whom are members of our board of directors, have been omitted from this table since they receive no compensation for serving on our board of directors.
(2)	Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-based Compensation Expense” included in our Annual Report on Form 10-K filed on March 11, 2011 for the relevant assumptions used to determine the valuation of our stock and option awards.
(3)	Since our directors received only one stock award, the grant date fair value of each stock award to our directors is also $50,009. Since our directors received only one stock option award, the grant date fair value of each stock option award to our directors is also $48,350. The stock and option awards were issued from our 2005 Plan.
(4)	The following are the aggregate number of stock awards and option awards outstanding that have been granted to each of our directors as of December 31, 2010: Mr. Balloun – 2,572 and 84,483; Mr. Clement – 2,572 and 71,083; Mr. Douglas – 2,572 and 104,483; Mr. Kay – 2,572 and 109,483; and Ms. Lee – 2,572 and 51,083.

Discussion of Director Compensation

Our compensation committee reviews director compensation levels and practices periodically, and recommends to the board of directors, from time to time, changes in such compensation levels and practices. We believe a competitive director compensation package is necessary in order to attract directors that are qualified and able to devote the necessary amount of time to board duties. In order to attract such directors, our board of directors approved a new director compensation package on May 29, 2008 for the members of the board of directors and its committees, which plan was subsequently amended on December 2, 2008. On December 1, 2010, our board of directors approved restructuring the annual equity grants to be paid out 50% in the form of restricted stock awards and 50% in the form of non-qualified stock options. One of our objectives in approving the new director compensation package was to align our director compensation with key principles of our executive compensation strategy: market-based compensation and paying for performance. We determined that for our outside directors our cash and equity compensation should be at or near the 50th percentile of the comparative market.

Under our director compensation package, each outside director is paid an annual retainer of $35,000. A $15,000 annual retainer is paid to the chairman of the audit committee, a $10,000 annual retainer is paid to the chairman of the compensation committee, and a $5,000 annual retainer is paid to the chairman of any other committee. An annual retainer of $10,000 is paid to each audit committee member other than the chairman and an annual retainer of $5,000 is paid to each compensation committee member other than the chairman. All annual cash retainers are paid quarterly.

Each of our outside directors receives an annual equity grant with a total grant value of $100,000, with 50% of such value awarded in the form of shares of restricted stock and 50% of such value awarded in the form of non-qualified stock options, on the last business day of our fiscal year. The restricted common stock and options vest fully on the sixth-month anniversary of the date of grant. In addition, all of our new outside directors receive a one-time grant of an option to purchase 25,000 shares of our common stock at an exercise price equal to the fair market value of the stock on the date of grant, which options vest over a period of three years. All such options expire, unless previously exercised or terminated, seven years from the date of grant. See “Executive Compensation—Equity Incentive Plans” for additional information.

On May 29, 2008, our board of directors approved equity ownership guidelines for our outside directors, which require each director to own a minimum of 10,000 shares of our common stock. Our outside directors have five years to meet the approved equity ownership guidelines. After the five year grace period, if holdings of any outside director fall below the requirements, such director will not be permitted to sell our shares until the guidelines are met. In its discretion, our board of directors may delay the imposition of the penalty for any director who does not meet the equity ownership guidelines.

Risk Assessment of Compensation Policies and Practices For Our Employees

We assessed our compensation policies and practices for our employees through a process that included our compensation committee, members of our management team, and Pearl Meyer & Partners (for executive plans only) and determined that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on our business.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

Our strong performance in 2009 continued throughout 2010, as evidenced by the following 2010 performance highlights:

•	Total revenues increased 21%;

•	Recurring revenues increased 11%;

•	Adjusted operating income increased 31%;

•	Stock price increased 88% (from 12/31/09 to 12/31/10); and

•	The year ended with a strong cash balance and limited debt.

These strong performance results are reflected in our executive compensation payouts for 2010 and our planning for 2011, as evidenced by the following executive compensation highlights:

•	Base salaries were increased in February 2010;

•	Equity grant levels approved in March 2010 were generally higher than the prior year;

•	Short-term incentive payouts for 2010 performance were near maximum levels;

•	Base salaries were increased in February 2011;

•	Equity grant levels approved in March 2011 were generally higher than the prior year; and

•	The value of outstanding equity awards and executive stock ownership increased commensurate with the increase in shareholder value.

This alignment between Company performance and executive compensation is the cornerstone of our executive compensation philosophy and program design. We also believe that our overall governance of executive compensation is sound and reflects many best practices, including:

•	Oversight by an active, engaged and independent Compensation Committee;

•	Capped incentive opportunities to mitigate concerns regarding excessive risk-taking;

•	Double-trigger change-in-control protection;

•	Stock ownership guidelines for executives and outside directors; and

•	Limited executive perquisites.

Philosophy and Structure of Executive Compensation Program

We believe that our compensation program should motivate and reward our named executive officers for achieving performance objectives, and provide our named executive officers with competitive compensation relative to companies of our size and in our industry. Through the use of base salary and short-term cash incentives to promote short-term profitability, and long-term equity incentives to promote long-term objectives, we believe our compensation program ensures that the interests of our named executive officers and our shareholders are effectively aligned. Our compensation program is designed to achieve the following objectives:

•	Reward executives for creating shareholder value;

•	Attract, retain and motivate high-performing executives;

•	Offer a compelling reward structure for our executives that provides the incentive to continue to expand their contributions to us; and

•	Differentiate top performers and provide them with superior rewards for superior results.

Participants and Decision Makers in Determining Named Executive Officer Compensation

A number of individuals contribute to the process of reviewing and determining the compensation of our named executive officers:

•

Independent Members of Our Board of Directors—The independent members of our board of directors make the final determination regarding the compensation of our named executive officers and compensation programs, after reviewing the recommendations of our compensation committee. This determination is made on an annual basis.

•

Compensation Committee—Our compensation committee consists of three directors, each of whom satisfies the applicable independence requirements of the Nasdaq Stock Market and any other regulatory requirements. Our compensation committee makes the final recommendations regarding the compensation of our named executive officers and compensation programs, after reviewing the recommendations of our compensation consultant and Executive Vice President of Human Resources. Additionally, the committee is responsible for administering our equity and nonequity incentive plans. The compensation committee charter is available on our website at www.radiantsystems.com under the Corporate Governance section.

•

Chief Executive Officer—Our Chief Executive Officer evaluates the performance of the other named executive officers and reviews the recommendations of our compensation consultant and Executive Vice President of Human Resources for reasonableness.

•	Executive Vice President—Human Resources—Our Executive Vice President of Human Resources provides our compensation committee with information regarding the market data used to help determine the compensation for our named executive officers and may work with our compensation consultant to make the initial recommendations for the annual compensation of our named executive officers.

•

Compensation Consultant—In the fall of 2009, our compensation committee engaged Pearl Meyer & Partners to work with our Executive Vice President of Human Resources to evaluate the structure and components of our executive officer compensation. Pearl Meyer & Partners is continuing to perform this role in the 2010/2011 cycle, including providing analysis and input related to our peer group, our market positioning strategy, high-level risk assessment of our executive compensation program, and the performance scale for future performance-based equity awards. Pearl Meyer & Partners reports to and is directed by our compensation committee.

Elements of Executive Compensation

We implement our compensation philosophy by providing what we believe to be the proper combination of the following three elements of compensation to our named executive officers: base salary, short-term cash incentives and long-term equity incentives. We believe that the appropriate level of compensation is a combination of what is competitive in the market for the position and what is appropriate for the individual employee. We consider a variety of factors in determining the appropriate compensation for each of our named executive officers, including total responsibility and the scope of the position held by the individual, overall experience and qualifications for the position, length of service with us, length of service in the industry, years in the current position with us, our financial and non-financial performance over the relevant period of time, and additional activities performed by the named executive officer which have an impact on our business.

In evaluating all elements of compensation, the compensation committee annually reviews and considers external benchmark data as part of its pay determination process. This data is gathered and compiled from a relevant national survey specific to the technology industry (currently the Radford Survey) and from proxy statements (for our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and President—Hardware division) of a select group of peer companies believed to be similar to Radiant in terms of industry focus, company size, and operational complexity. The committee views this data as a useful reference point, but does not seek to target executive compensation at any specific percentile of the survey or peer group data. Instead, the committee generally reviews a range of competitive pay levels (e.g. the 50th and 75th percentile) and then also considers our performance relative to our stated goals and to peer performance, the individual executive’s performance, and other important factors (such as any unique experiences, skills, and abilities and the individual’s long-term potential with us). Over time, the committee strives to set pay levels and approve pay programs that will align pay and performance while also enabling us to attract and retain superior executive talent.

In 2008, we re-evaluated our peer group, because several of our previous peers had been acquired and could no longer be used. This peer list was used for 2008, 2009 and 2010, and included the following companies:

Company Name	Company Name
Agilysys, Inc.	MSC Software Corporation
Ariba, Inc.	PAR Technology Corporation
Epicor Software Corporation	Progress Software Corporation
i2 Technologies	QAD, Inc.
Informatica Corporation	S1 Corporation
JDA Software Group, Inc.	SPSS, Inc.
Kenexa Corporation	The Ultimate Software Group
Manhattan Associates, Inc.	Verifone Holdings
MICROS Systems, Inc.	Wind River Systems
MicroStrategy, Inc.

Cash Compensation

Base Salary

Our base salaries are designed to attract and retain high-performing executives. The base salary recommendations for our named executive officers are based primarily on an assessment of their performance relative to stated goals as well as other important factors (such as any unique experiences, skills, and abilities, and the individual’s long-term potential with us). Additionally, we review the officers’ total compensation packages relative to market data, but as stated above do not target any specific percentile. The base salaries of our named executive officers are reviewed annually in conjunction with our performance review cycle, which typically occurs during the first quarter of each fiscal year. The table below shows base salary information for the past three years:

Name	Title	2008 and 2009 Base Salary	2010 Base Salary
John Heyman	Chief Executive Officer	$475,000	$490,000
Alon Goren	Chairman & Chief Technology Officer	$300,000	$309,000
Andrew Heyman	Chief Operating Officer	$360,000	$371,000
Mark Haidet	Chief Financial Officer	$285,000	$294,000
Carlyle Taylor	President—Hardware Division	$254,000	$262,000

On average, our named executive officers received 3% increases in 2010, which was consistent with the increases provided to our overall employee population and with industry trends.

Short-Term Cash Incentives

Our short-term cash incentive plans, or STIPs, are designed to give intensity, focus and discipline to the achievement of specific financial and operating results by basing additional compensation on achieving these results. They also serve to attract, retain and motivate senior management personnel and offer a compelling reward structure for our named executive officers. Additionally, we believe that our STIPs provide heightened flexibility to our overall compensation program, and achieve our objective of differentiating top performers by rewarding them with superior rewards for superior results.

Our STIPs for our named executive officers are based on the officer’s achievement of certain performance levels, which are primarily tied to measures of our adjusted operating income. This is a non-GAAP measure that excludes amortization and stock-based compensation expense. Our STIPs are designed with two performance levels: the expected performance level, which we refer to as “Budget,” and the aspirational performance level, which we refer to as “Target.” Budget represents the expected level of achievement and Target represents a higher, more challenging level of achievement. In order for the full potential bonus to be earned, Target must be achieved. Certain portions of the full potential bonus are paid in a proportionate fashion between Budget and Target. For example, if the actual performance level achieved is halfway between Budget and Target, the officer would receive 50% of that portion of the full potential bonus.

Our STIPs for our named executive officers for 2010 remained the same as the 2009 plans. Below are the terms of the STIPs for our named executive officers for the 2010 fiscal year:

Name/Title	Potential Bonus	Performance Measure	Payout Calculation	Payout Timing
John H. Heyman Chief Executive Officer	100% of 2010 base salary	Adjusted operating income	67% paid on adjusted operating income budget; 33% paid proportionately between Budget & Target	100% paid annually

Alon Goren Chief Technology Officer	70% of 2010 base salary	Adjusted operating income & other objectives as defined by CEO	67% paid on adjusted operating income budget; 33% paid on achievement of other objectives as defined by CEO, if adjusted operating income budget is achieved	100% paid annually

Andrew S. Heyman Chief Operating Officer	100% of 2010 base salary	Adjusted operating income	67% paid on adjusted operating income budget; 33% paid proportionately between Budget & Target	100% paid annually

Mark E. Haidet Chief Financial Officer	70% of 2010 base salary	Adjusted operating income & other objectives as defined by CEO	67% paid on adjusted operating income budget; 33% paid on achievement of other objectives as defined by CEO, if adjusted operating income budget is achieved	100% paid annually

Carlyle Taylor President—Hardware Division	85% of 2010 base salary	Adjusted operating income budget & hardware plus field services plus installations gross profit	80% paid on adjusted operating income budget; 20% paid on hardware plus field services plus installations gross profit, if adjusted operating income budget is achieved	100% paid annually

The Budgets are aligned with our 12-month operating plan and designed with the expectation that they will likely be achieved by our named executive officers. The Targets are designed to be more difficult for our named executive officers to achieve and in order for the full incentive bonus to be earned, the Target must be achieved. For the fiscal year ended December 31, 2008, none of our named executive officers achieved their Budget or Target, and therefore, no payments were made to such officers for 2008. For the fiscal year ended December 31, 2009, each of our named executive officers achieved a level of performance between Budget and Target. For the fiscal year ended December 31, 2010, three of our named executive officers achieved Target level performance and two achieved performance between Budget and Target.

For 2010, our Budget level adjusted operating income goal was $40,000,000 and our Target level goal was $42,400,000. Actual adjusted operating income was $46,300,000. Additionally, the other goals established in the STIPs for Alon Goren, Mark Haidet and Carlyle Taylor were at least partially achieved. A portion of Alon Goren’s and Mark Haidet’s bonus is paid based on their achievement of operational goals assigned by the CEO. For 2010, Alon Goren achieved 50% of his goals and Mark Haidet achieved 90% of his goals. Alon Goren’s goals included objectives related to the roll-out of a new product to our clients. Because Mark Haidet is responsible for several departments, such as information Technology and Legal, in addition to Accounting and Finance, his objectives related to a variety of functions and included such things as completion of upgrades to internal information systems, managing risk exposure, ensuring healthy cash flow, managing cost structure and executing tax strategy. In addition to the adjusted operating income metric, Carlyle Taylor’s incentive plan was also based on “Hardware plus Field Services plus Installations Gross Profit Budget.” The Budget for this metric was $56,094,523 and the actual performance was $61,438,660. Based on actual performance against goals, the short-term incentives paid to our named executive officers, which were approved by the independent members of our board of directors, were as follows:

Name	Job Title	2010 STI Potential	2010 STI Actual	Actual as % of Potential
John Heyman	Chief Executive Officer	$490,000	$490,000	100%
Alon Goren	Chairman & Chief Technology Officer	$216,300	$180,611	83.5%
Andrew Heyman	Chief Operating Officer	$371,000	$371,000	100%
Mark Haidet	Chief Financial Officer	$205,800	$199,626	97%
Carlyle Taylor	President—Hardware Division	$222,700	$222,700	100%

All members of senior management, approximately 84 individuals, are eligible to participate in our STIPs. All STIPs are reviewed annually during the first quarter of each fiscal year to ensure that the plans are aligned with our overall financial and operational objectives. In general, the awards are calculated and processed after year-end earnings are released and internal financial reports are published. Discretion cannot be, and has not been, exercised to award payments when relevant annual expected performance levels are not achieved by our named executive officers. Except as specified in our Senior Executive Change in Control Severance Plan, if a named executive officer’s employment is terminated, all future awards under the STIP are terminated. See “Executive Compensation—Senior Executive Change in Control Severance Plan” for a discussion of the terms of such plan. Our STIPs are “self-funding,” which means that all of the operating income performance levels include the cost of any short-term incentive awards. For additional information on our STIPs, see the “Grants of Plan-Based Awards Table” and the “Narrative Discussion of Summary Compensation Table and Grants of Plan-Based Awards Table.”

Equity Compensation

Our long-term equity incentive plan is designed to motivate and reward our senior management team for increasing our shareholder value. Additionally, we believe that providing equity-based compensation opportunities enable us to attract and retain executives with the outstanding management abilities and entrepreneurial spirit that are essential to our ongoing success. Furthermore, we believe that providing a significant portion of a named executive officer’s compensation in the form of equity more closely aligns such officer’s interests with those of our shareholders. Our long-term equity incentive plan is aligned with our three-

year business strategy, which we believe provides necessary balance to our STIPs, which are aligned with our 12-month operating plan.

Awards under our 2005 Plan may consist of restricted stock, performance units, stock appreciation rights, incentive stock options, non-qualified stock options, phantom stock or any combination of the foregoing. We believe that the various awards available under the 2005 Plan give us greater flexibility to respond to market-competitive changes in equity compensation practices. Since 2008, we have been using a mix of stock options and time-based restricted stock in order to accomplish the performance and retention objectives of our long-term incentive program and to more closely align with competitive market practices.

The mix of stock options and restricted stock varies by organizational level and has changed over time. Our named executive officers received 75% of the award value in the form of non-qualified stock options and 25% of the award value in the form of time-based restricted stock in 2008 and 2010. In fiscal year 2009, our named executive officers received 50% of the award value in the form of non-qualified stock options and 50% of the award value in the form of time-based restricted stock. Every year, it is our goal to provide our named executive officers with grants that are motivational while using the shares available for grant in a responsible manner.

Awards to our named executive officers are typically granted annually for the prior year’s performance in conjunction with our performance review cycle. Historically, stock option awards have vested annually in three equal increments beginning 12 months from the date of grant, expired five years from the date of grant and had an exercise price equal to the fair market value on the date of grant. Beginning with the awards granted in fiscal year 2009, stock option awards expire seven years from the date of grant. The vesting schedule and determination of the exercise price remain the same. The time-based restricted stock awards prior to 2011 vest 100% on the third anniversary of the date of grant.

We generally grant equity awards in the first quarter of the fiscal year, following the release of our prior year financial results. During the 2008, 2009 and 2010 fiscal years, our compensation committee recommended, and the independent members of our board of directors approved, equity awards for all of our named executive officers at our regularly scheduled Board meeting in March. Our Board meeting dates are scheduled well in advance, so the proximity of any awards to other significant corporate events is coincidental.

Determining Equity Value

We determine the value for the equity awarded to each named executive officer considering their performance, impact, responsibility and position, as well as market benchmarks mentioned above. In addition, we also consider the number of shares available for grant to ensure that we are using the share pool responsibly. Our 2008 awards were reflective of our strong performance in 2007 and were consistent with market trends. However, in 2009 we determined that, given the global economic and market conditions at that time and the number of shares we had available for issuance, the awards in the 2009 fiscal year would be significantly lower than in the past. Our 2010 grants reflected our strong performance in the 2009 fiscal year and a greatly appreciated stock price.

In determining the number of shares of stock and number of stock options needed to deliver the total desired value of equity, we used face value for restricted stock and net present value for non-qualified stock options. Face value was determined based on the average closing price of our common stock over a period of time. Due to the extreme volatility of the stock market during this time period (2008 – 2010), we have had to adjust the number of days used to determine face value in order to ensure that we used a reasonable number of the shares available for grant. The chart below shows the number of days used for the annual grants in the years 2008 – 2010:

Year	Days Used When Calculating Average Stock Price For Purposes of Determining Equity Awards
2008	Average price for 5 business days up to and including date of grant
2009	Average price for 6 months up to and including date of grant
2010	Average price for 30 calendar days up to and including date of grant

This average stock price was divided into the recommended restricted stock value to determine the number of shares to grant. Using an average price over a period of time was intended to account for any volatility in the price of our common stock and, in some years, the extreme volatility of the stock market. This same average price was used as the starting point for calculating net present value for the non-qualified stock options. Net present value is a common valuation method and is one of the methodologies used for valuing stock options by the Radford Survey that we utilize to help us determine the compensation for our named executive officers. The net present value methodology used in the survey attempts to predict the future spread of an option and discounts it back to present day dollars in order to arrive at a grant date value. In order to achieve this, several assumptions are made by the survey provider to facilitate comparisons across companies, which include the following:

•	holding period (term) of four years, which is consistent with the average assumption used for SFAS 123(R) reporting purposes among high-technology and life sciences companies;

•	annualized stock price growth rate of 12%, which is consistent with long-term returns for broad technology indices; and

•	risk-free rate of return of 4.5% (this assumption was changed to 3% in 2010 due to the changing global investment climate).

Using these assumptions, a net present value per share was calculated. This per share value was divided into the recommended value to be granted as non-qualified stock options to determine the number of shares to grant. The exercise price was the closing price on the date of grant. As in the past, the named executive officer could receive more or less than the guideline award based on the achievement of strategic objectives. For the 2008 fiscal year, one of our named executive officers received a guideline award, and three received an award below the guideline. For the 2009 fiscal year, all of our named executive officers received a grant that was below the guideline for their position and below the 50th percentile of the comparative market.

For fiscal year 2010, we determined specific equity awards based on the outstanding Company performance and named executive officer’s performance against strategic goals. The determination of whether or not such goals had been successfully achieved was made by our compensation committee. The independent members of our board of directors determined that a number of strategic goals had been met and each of our named executive officers qualified for an equity award. The grant value (calculated as net present value for stock options and face value for restricted stock) is shown in the chart below:

Name	Job Title	Grant Value(1)
John Heyman	Chief Executive Officer	$1,020,000
Alon Goren	Chairman & Chief Technology Officer	$210,000
Andrew Heyman	Chief Operating Officer	$675,000
Mark Haidet	Chief Financial Officer	$361,250
Carlyle Taylor	President—Hardware Division	$236,250

(1)	The value of stock options is calculated as net present value, and the value of restricted stock is calculated based on an average 30 calendar day market price, which are different methodologies than the aggregate grant date fair value that is reported in the Summary Compensation Table, which is based on the grant date fair value in accordance with FASB ASC Topic 718.

In March of 2010, the independent members of our board of directors awarded stock options and shares of time-based restricted stock to each of our named executive officers under the 2005 Plan as follows:

Name	Job Title	Stock Options	Restricted Stock
John Heyman	Chief Executive Officer	120,283	20,416
Alon Goren	Chairman & Chief Technology Officer	24,764	4,203
Andrew Heyman	Chief Operating Officer	79,599	13,511
Mark Haidet	Chief Financial Officer	42,600	7,231
Carlyle Taylor	President—Hardware Division	27,860	4,729

The stock options vest annually in three equal increments beginning in March of 2011 and expire in March of 2017, and the shares of restricted stock fully vest in March of 2013.

Special Actions Taken in 2009

Discretionary Cash Bonus in Fiscal Year 2009 for 2008 Performance

In recognition of the significant progress that our named executive officers made towards our three-year strategic plan during the fiscal year ended December 31, 2008, which included the acquisition of five businesses that we believe will significantly contribute to our performance in the future, and because the value of the equity awarded under the long-term incentive plan was significantly below the 50th percentile, the independent members of our board of directors awarded discretionary cash bonuses to our named executive officers in 2009. The amounts paid were intended to partially close that gap to the 50th percentile. John H. Heyman received $408,000, Alon Goren received $63,000, Andrew S. Heyman received $270,000, Mark E. Haidet received $105,000 and Carlyle Taylor received $89,250.

2009 Extension of Term of Options Granted in 2004

In October 2004, we granted options to senior management, under the 1995 Stock Option Plan, referred to in this Information Statement as the 1995 Plan, to kick-off our three-year strategic plan. Under the terms of the grants, all of the options were to vest in full after five years, although the vesting might be accelerated based on the achievement of stock price milestones. The price milestones would be achieved when our common stock traded for 20 consecutive days at the milestone price or higher based on the daily high trading price. The first price milestone was achieved in March of 2005, the second price milestone was achieved in December of 2005, and the third price milestone was not achieved. Given the market conditions in 2009, we did not anticipate that the third price milestone would be achieved prior to the vesting date in October of 2009.

Although the 1995 Plan permitted a ten-year expiration term, the options were granted with a six-year term and were scheduled to expire in October of 2010. On March 3, 2009, the independent members of our board of directors approved the extension of the term of these options by four years to October of 2014. Our board of directors determined that it was reasonable and in our best interests to extend the term of these options based on the following:

•

due to the extraordinary market conditions in 2009, our stock price was extremely low, which we believed was not a consequence of the poor performance of our senior management, but was rather a consequence of overall declining global economic conditions outside of our senior management’s control;

•	as of March 3, 2009, all existing options were underwater and therefore provided no retention value;

•	although it may have been appropriate to seek the approval of our shareholders for a repricing or stock exchange at some time in the future, we believed that such action would have been premature; and

•

extending the term of the options gave the market additional time to rebound, which restored most of the retention value of the options by giving our senior management the opportunity to realize the value of these options.

Our board of directors extended the term of options to purchase approximately 700,000 shares. Of the 700,000 shares, the named executive officers held options to purchase the following number of shares: John H. Heyman—150,000; Alon Goren—50,000; Andrew S. Heyman—90,000; Mark E. Haidet—20,748; and Carlyle Taylor—45,000. The exercise price of the options is $4.66 per share.

Senior Executive Change in Control Severance Plan

On May 29, 2008, our board of directors adopted the Senior Executive Change in Control Severance Plan, referred to in this Information Statement as the Severance Plan. The purpose of the Severance Plan is to assure us of the continued dedication, loyalty and service of, and the availability of objective advice and counsel from, our senior executives in the event of a change in control. Currently, eleven executives participate in this plan based upon the determination of the board of directors that their participation is in the best interests of the Company. We believe that the Severance Plan is necessary to maintain stability among our senior executives, and that the terms of the Severance Plan are reasonable based on our review of similar provisions for similar companies, including a “double trigger” for payment in the event of a change in control. See “Executive Compensation—Senior Executive Change in Control Severance Plan” for a discussion of the terms of the Severance Plan.

Equity Ownership Guidelines

On December 2, 2009, our board of directors approved revised equity ownership guidelines for our named executive officers, which modified the existing requirements from a targeted value to a fixed number of shares and are as follows: Chief Executive Officer—225,000 shares; Chief Technology Officer—125,000 shares; Chief Operating Officer—125,000; Chief Financial Officer—50,000; and President-Hardware Division—25,000. Unvested shares of restricted stock are counted towards the achievement of these guidelines, while options are not counted until exercised. Our named executive officers have five years from the initial adoption of equity ownership guidelines in March 2008 to meet the approved equity ownership guidelines. After the five year grace period, if holdings of any named executive officer fall below the requirements, such named executive officer will not be permitted to sell shares until the guidelines are met. In its discretion, our board of directors may revise the equity ownership guidelines or delay the imposition of the penalty for any named executive officer who does not meet the equity ownership guidelines. Other than these guidelines, we do not have any additional holding periods for vested restricted stock or exercised stock options.

Description of 2011 Executive Compensation

This section describes the decisions that have been made regarding 2011 executive compensation. In making these decisions, the overall Company performance and the performance of our named executive officers relative to their goals was the primary determining factor. However, in order to understand the market, we also utilized executive compensation survey data from Radford Surveys, a study prepared by Pearl Meyer & Partners and proxy data from our peer group. For our 2011 peer group, we added three new peers, which are indicated with an asterisk in the table below. Additionally, because some of our previous peers have been acquired, we removed i2 Technologies, Wind River Systems, MSC Software Corporation and SPSS, Inc. The chart below shows the peer list used for 2011 along with their most recent fiscal year revenue data that was attainable when we prepared our proxy statement:

Company Name	Most Recent Fiscal Year End	Revenue $MMs
Kenexa Corporation	12/31/2010	$196.3
The Ultimate Software Group	12/31/2010	$227.8
QAD, Inc.	1/31/2010	$215.2
PAR Technology Corporation	12/31/2010	$239.9
S1 Corporation	12/31/2009	$238.9
Manhattan Associates, Inc.	12/31/2010	$297.1
Blackbaud, Inc.*	12/31/2010	$327.1
Websense, Inc.*	12/31/2010	$332.8
Ariba, Inc.	9/30/2010	$361.1
Blackboard, Inc.*	12/31/2010	$447.3
MicroStrategy, Inc.	12/31/2010	$454.6
JDA Software Group, Inc.	12/31/2010	$617.2
Epicor Software Corporation	12/31/2010	$440.3
Progress Software Corporation	11/30/2010	$529.1
Informatica Corporation	12/31/2010	$650.1
Agilysys, Inc.	3/31/2010	$640.4
Verifone Holdings	10/31/2010	$1,001.5
MICROS Systems, Inc.	6/30/2010	$914.3

Average Revenue		$451.7
Median Revenue		$400.7
Radiant	12/31/2010	$346.4

Base Salary

For 2011, the base salaries of our named executive officers, which were approved by the independent members of our board of directors, upon the recommendation of our compensation committee, will be as indicated in the chart below.

Name	Job Title	2009 Base Salary	2010 Base Salary	2011 Base Salary
John Heyman	Chief Executive Officer	$475,000	$490,000	$550,000
Alon Goren	Chairman & Chief Technology Officer	$300,000	$309,000	$324,000
Andrew Heyman	Chief Operating Officer	$360,000	$371,000	$405,000
Mark Haidet	Chief Financial Officer	$285,000	$294,000	$325,000
Carlyle Taylor	President—Hardware Division	$254,000	$262,000	$296,000

Short-Term Cash Incentives

The basic short-term incentive plan design remained the same between 2010 and 2011, except for the plan for Alon Goren and the weighting on the goals for Carlyle Taylor’s plan. Below are the terms of the STIPs for our named executive officers for the 2011 fiscal year:

Name/Title	Potential Bonus	Performance Measure(1)	Payout Calculation	Payout Timing
John H. Heyman Chief Executive Officer	100% of 2011 base salary	Adjusted operating income	67% paid on adjusted operating income budget; 33% paid proportionately between Budget & Target	100% paid annually

Alon Goren Chief Technology Officer	50% of 2011 base salary	Adjusted operating income & other objectives as defined by CEO	67% paid on adjusted operating income budget; 33% paid on achievement of other objectives as defined by CEO, if adjusted operating income budget is achieved	100% paid annually

Andrew S. Heyman Chief Operating Officer	100% of 2011 base salary	Adjusted operating income	67% paid on adjusted operating income budget; 33% paid proportionately between Budget & Target	100% paid annually

Mark E. Haidet Chief Financial Officer	70% of 2011 base salary	Adjusted operating income & other objectives as defined by CEO	67% paid on adjusted operating income budget; 33% paid on achievement of other objectives as defined by CEO, if adjusted operating income budget is achieved	100% paid annually

Carlyle Taylor President—Hardware Division	85% of 2011 base salary	Adjusted operating income budget & hardware plus field services plus installations gross profit	67% paid on adjusted operating income budget; 33% paid on hardware plus field services plus installations gross profit, if adjusted operating budget is achieved	100% paid annually

(1)	Adjusted operating income is defined as operating income per our published financial reports, excluding amortization, stock-based compensation expense and investment in our new dining network pilot, but including small to moderate acquisitions (less than $50 million).

Long-Term Equity Incentives

As in prior years, our compensation committee evaluated the equity grant mix provided to executive officers. In order to increase alignment to our multi-year strategic plans while minimizing annual share usage, our compensation committee and our independent directors determined to begin granting a combination of performance-based restricted stock and time-based restricted stock to our named executive officers, and to cease granting stock options to this group. The 2011 performance-based restricted stock grant will be based on a two-year cumulative adjusted operating income goal aligned with our multi-year strategic plan, with any shares earned based on performance (determined in March 2013), subject to an additional one-year vesting period (until March 2014). 100% of the grant is earned if the two-year cumulative adjusted operating income budget is achieved; 50% of the award is earned if 75% of the two-year cumulative adjusted operating income budget is achieved; and 125% of the award is earned if the two-year cumulative adjusted operating income target is achieved. Payouts between these performance levels will be calculated proportionately between Budget and Target. Adjusted operating income is defined as set forth in footnote (1) to the table above.

We determined specific equity awards based on the overall Company performance and each named executive officer’s performance against strategic goals. The determination of whether or not such goals had been successfully achieved was made by our compensation committee. The independent members of our board of directors determined that a number of strategic goals had been met and each of our named executive officers qualified for an equity award commensurate with their performance and market trends. The grant value (calculated as face value for restricted stock) is shown in the chart below:

Name	Job Title	Grant Value(1)
John Heyman	Chief Executive Officer	$1,425,000
Alon Goren	Chairman & Chief Technology Officer	$360,000
Andrew Heyman	Chief Operating Officer	$800,000
Mark Haidet	Chief Financial Officer	$525,000
Carlyle Taylor	President—Hardware Division	$300,000

(1)	The value of restricted stock is calculated based on an average 30 calendar day market price, which is different from the aggregate grant date fair value that is reported in the Summary Compensation Table, which is based on the grant date fair value in accordance with FASB ASC Topic 718.

In March of 2011, the independent members of our board of directors awarded shares of time-based restricted stock and performance-based restricted stock to each of our named executive officers under the 2005 Plan as follows:

Name	Job Title	Time-Based Restricted Stock	Performance- Based Restricted Stock
John Heyman	Chief Executive Officer	21,114	63,342
Alon Goren	Chairman & Chief Technology Officer	5,334	16,002
Andrew Heyman	Chief Operating Officer	11,853	35,560
Mark Haidet	Chief Financial Officer	7,779	23,337
Carlyle Taylor	President—Hardware Division	4,445	13,335

The time-based restricted stock vests annually in three equal increments beginning in March of 2012 and the performance-based shares of restricted stock will be earned in March of 2013 if the performance goal is achieved and will fully vest in March of 2014.

Deductibility of Executive Compensation

As part of its role, our compensation committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, as amended, which provides that we may not deduct compensation of more than $1,000,000 that is paid to certain individuals. Qualifying performance-based compensation will not be subject to the deduction limitation if certain requirements are met. We intend for compensation paid under our incentive plans to be generally fully deductible for federal income tax purposes. However, in certain circumstances, our compensation committee may approve compensation that will not meet these requirements.

Accounting for Stock-Based Compensation

Beginning January 1, 2006, we began accounting for stock-based payments in accordance with the requirements of FASB ASC Topic 718, Compensation—Stock Compensation (“ASC 718”). Historically, we utilized non-qualified stock options as our primary equity award under our equity incentive plans; however, beginning with the 2008 fiscal year, we also now utilize restricted stock.

Summary Compensation Table for Fiscal Years 2008, 2009 and 2010

The following table provides certain information for the fiscal years ended December 31, 2008, 2009 and 2010 concerning compensation earned for services rendered in all capacities by our principal executive officer, principal financial officer and our three other executive officers during the fiscal years ended December 31, 2008, 2009 and 2010.

Name and Principal Position (a)	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[5]	Total ($)
	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
John H. Heyman Chief Executive Officer	2010	$487,693	—	$277,862	$877,825	$490,000	—	$5,440	$2,138,820
	2009	$493,269	—	$198,900	$271,902	$347,905	—	$298	$1,312,274
	2008	$467,308	$408,000	$382,997	$908,768	—	—	$7,548	$2,174,621

Alon Goren Chairman and Chief Technology Officer	2010	$307,615	—	$57,203	$180,727	$180,611	—	—	$726,156
	2009	$311,538	—	$30,713	$53,539	$140,700	—	—	$536,490
	2008	$297,877	$63,000	$67,025	$159,038	—	—	—	$586,940

Andrew S. Heyman Chief Operating Officer	2010	$369,308	—	$183,885	$580,914	$371,000	—	—	$1,505,107
	2009	$373,846	—	$131,625	$175,947	$263,676	—	—	$945,094
	2008	$354,615	$270,000	$255,331	$605,847	—	—	$7,500	$1,493,293

Mark E. Haidet Chief Financial Officer	2010	$292,615	—	$112,038	$349,227	$199,626	—	$3,845	$957,351
	2009	$295,962	—	$51,188	$62,289	$199,500	—	$288	$609,227
	2008	$281,708	$105,000	$95,742	$227,194	—	—	$7,475	$717,119

Carlyle Taylor President—Hardware Division	2010	$260,770	—	$64,362	$203,322	$222,700	—	$3,023	$754,177
	2009	$263,769	—	$43,511	$62,726	$144,653	—	$343	$515,002
	2008	$252,031	$89,250	$80,427	$190,844	—	—	$9,137	$621,689

(1)	The 2008 base salaries for the named executive officers did not become effective until February of 2008. Base salaries did not change in 2009; however, the 2009 base salary amounts in the above table reflect that an additional paycheck was distributed in 2009 as part of the normal bi-weekly payroll cycle. Under a bi-weekly payroll cycle there are normally 26 pay checks per year. Once every ten years, an additional check is distributed to all employees. The 2010 base salaries did not become effective until March of 2010.
(2)	The 2008 bonus reflects cash paid by us in 2009 in lieu of equity for services performed in 2008.
(3)

Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-based Compensation Expense” included in our Annual Report on Form 10-K filed on March 11, 2011 for the relevant assumptions used to determine the valuation of our stock and option awards. Option awards include incremental value of options extended in 2010. See “Grants of Plan-Based Awards during Fiscal Year 2010” table for additional information.
(4)	For 2009, performance measures were satisfied and cash awards were earned in the 2009 fiscal year, but paid in the 2010 fiscal year. For 2010, performance measures were satisfied and cash awards were earned in the 2010 fiscal year, but paid in the 2011 fiscal year.
(5)	Represents our 401(k) Plan matching contributions. The 401(k) matching contributions were suspended after the first paycheck in 2009 and reinstated on May 21, 2010.

Grants of Plan-Based Awards during Fiscal Year 2010

The following table provides certain information concerning the grants of awards in 2010 to the named executive officers pursuant to plans.

	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	All Other Option Awards: Number of Securities Underlying Options (#)[2]	Exercise or Base Price of Option Awards ($/Sh)	Full Grant- Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Name (a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
John H. Heyman		$328,300	$490,000	$490,000	—	—	—	—	—	—	—
	3/26/10	—	—	—	—	—	—	20,416	—	—	$277,862
	3/26/10	—	—	—	—	—	—	—	120,283	$13.61	$877,825
Alon Goren		$144,921	$216,300	$216,300	—	—	—	—	—	—	—
	3/26/10	—	—	—	—	—	—	4,203	—	—	$57,203
	3/26/10	—	—	—	—	—	—	—	24,764	$13.61	$180,727
Andrew S. Heyman		$248,570	$371,000	$371,000	—	—	—	—	—	—	—
	3/26/10	—	—	—	—	—	—	13,511	—	—	$183,885
	3/26/10	—	—	—	—	—	—	—	79,599	$13.61	$580,914
Mark E. Haidet		$137,886	$205,800	$205,800	—	—	—	—	—	—	—
	3/26/10	—	—	—	—	—	—	7,231	—	—	$98,414
	3/26/10	—	—	—	—	—	—	1,001	—	—	$13,624
	3/26/10								42,600	$13.61	$310,895
	3/26/10	—	—	—	—	—	—	—	5,896	$13.61	$38,332
Carlyle Taylor		$178,160	$222,700	$222,700	—	—	—	—	—	—	—
	3/26/10	—	—	—	—	—	—	4,729	—	—	$64,362
	3/26/10	—	—	—	—	—	—	—	27,860	$13.61	$203,322

(1)	The amounts shown represent grants under our 2010 STIPs. The amounts shown in the “threshold” column represent the amounts payable under our STIPs if only the expected performance levels are attained. The amounts shown in the “target” column represent the target potential awards, which are the amounts payable under our STIPs if the aspirational performance levels are obtained. Under our STIPs, the maximum payout is equal to the target payout. For additional discussion on our STIPs, see “Compensation Discussion and Analysis—Cash Compensation—Short-Term Cash Incentives.”
(2)	The amounts shown represent grants under our 2005 Plan.

None of our named executive officers has a written employment agreement with us. The independent members of our board of directors approved the following cash compensation for 2010: Alon Goren, Chairman of our board of directors and our Chief Technology Officer, had a base salary of $309,000 with a cash incentive of $180,611; John H. Heyman, our Chief Executive Officer and a director, had a base salary of $490,000 with a cash incentive of $490,000; Mark E. Haidet, our Chief Financial Officer, had a base salary of $294,000 with a cash incentive of $199,626; Andrew S. Heyman, our Chief Operating Officer, had a base salary of $371,000 with a cash incentive of $371,000; and Carlyle Taylor, our President—Hardware Division, had a base salary of

$262,000 with a cash incentive of $222,700. In the aggregate, the amount of salary and bonus, excluding amounts paid pursuant to our STIPs, represented approximately 59% of total compensation. The cash incentives received by John Heyman, Andrew Heyman and Carlyle Taylor reflect actual performance at the aspirational performance level. The cash incentives received by Alon Goren and Mark Haidet, was between the expected performance level and the aspirational performance level. For additional information on the cash incentives paid to our named executive officers, see “Compensation Discussion and Analysis—Cash Compensation—Short-Term Cash Incentives.” The stock options and restricted stock granted to our named executive officers in March of 2008, March of 2009 and March of 2010 were grants under our 2005 Plan. These stock options vest annually in three equal increments beginning in March of 2009, March of 2010 and March of 2011, respectively, and expire in March of 2013, March of 2016 and March of 2017, respectively. In March of 2008, Mark E. Haidet inadvertently did not receive the full value of stock options and restricted stock due to him; therefore, in March of 2010, our board of directors approved a special grant of 5,896 stock options and 1,001 shares of restricted stock to make up the shortfall. For additional information on stock options and restricted stock awards, see “Compensation Discussion and Analysis—Equity Long-Term Compensation.”

Our named executive officers are entitled to all benefits generally made available to our employees, including the eligibility to participate in our 401(k) plan. Our 401(k) plan is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. In general, all of our employees, working at least 20 hours per week and who are at least 21 years of age, are eligible to participate on the first of the month following the date they were hired. Our 401(k) plan includes a salary deferral arrangement pursuant to which the participants may contribute, subject to certain Internal Revenue Code limitations, a minimum of 1% and a maximum of 80% of their salary on a pre-tax basis (up to $16,500 per year for 2010). We may make both matching and additional contributions, subject to certain limitations, at the discretion of our board of directors each year. A separate account is maintained for each participant in our 401(k) plan. The portion of a participant’s account attributable to his or her own contributions is 100% vested. Distributions from our 401(k) plan may be made in the form of a lump-sum cash payment or in installment payments. We made the following matching contributions for each of our named executive officers in 2008, 2009 and 2010, respectively: (i) $0, $0 and $0 for Alon Goren, Chairman of our board of directors and our Chief Technology Officer; (ii) $7,548, $298 and $5,440 for John H. Heyman, our Chief Executive Officer and a director; (iii) $7,475, $288 and $3,845 for Mark E. Haidet, our Chief Financial Officer; (iv) $7,500, $0 and $0 for Andrew S. Heyman, our Chief Operating Officer; and (v) $9,137, $343 and $3,023 for Carlyle Taylor, our President—Hardware Division.

Equity Incentive Plans

1995 Stock Option Plan. Our directors and shareholders approved the 1995 Stock Option Plan for employees who were contributing significantly to our business or our subsidiaries as determined by our board of directors or the committee administering the 1995 Plan. The 1995 Plan provided for the grant of incentive and non-qualified stock options to purchase up to 13,000,000 shares of common stock at the discretion of our board of directors or a committee designated by our board of directors to administer the 1995 Plan.

The option exercise price of incentive stock options must be at least 100% (110% in the case of a holder of 10% or more of our common stock) of the fair market value of the stock on the date the option is granted and the options are exercisable by the holder thereof in full at any time prior to their expiration in accordance with the terms of the 1995 Plan. Incentive stock options granted pursuant to the 1995 Plan expire five to ten years from the date the option is granted. Options granted under the 1995 Plan typically vest over a period of three to five years, or based on stock price milestones associated with our strategic plan. As of December 31, 2010, options to purchase 1,204,853 shares of our common stock were outstanding pursuant to the 1995 Plan. The 1995 Plan expired on December 20, 2005.

Directors Plan. Our directors and shareholders approved the 1997 Non-Management Directors’ Stock Option Plan, referred to in this Information Statement as the Directors Plan. The purpose of the Directors Plan was to secure for us the benefits of the additional incentive inherent in the ownership of our common stock by our non-employee directors and to help us secure and retain the services of such non-employee directors. The Directors Plan was intended to be a self-governing formula plan. To this end, the Directors Plan required minimal discretionary action by any administrative body with regard to any transaction under the Directors Plan. Eligible persons under the Directors Plan were our directors who were not our employees or employees of any of our affiliates, referred to herein as outside directors. A maximum of 300,000 shares of common stock was reserved by us for issuance under the Directors Plan, which number was subject to adjustment in certain circumstances in order to prevent dilution or enlargement. Each outside director was granted an option to purchase 25,000 shares of common stock upon joining our board of directors. Each outside director was also granted an option to purchase 10,000 shares of common stock as of the last business day of each fiscal year. In March of 2006, our board of directors determined that the year-end grants to our outside directors would be issued from the 2005 Plan. As of December 31, 2010, options to purchase 225,200 shares of our common stock were outstanding pursuant to the Directors Plan. The Directors Plan expired on January 20, 2007.

Amended and Restated 2005 Long-Term Incentive Plan, as amended. Our directors and shareholders have approved the 2005 Plan. The intent of the 2005 Plan is to replace both the 1995 Plan and the Directors’ Plan and become the only plan for providing equity-based long-term incentive compensation to our directors and employees, other than the Employee Stock Purchase Plan. Options previously granted under the 1995 Plan and the Directors’ Plan will remain exercisable in accordance with the terms of the respective plans. The 2005 Plan provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, performance units and phantom stock. The 2005 Plan currently authorizes the issuance of up to 5,900,000 shares of our common stock and the maximum number of shares of any award which may be granted to any employee in a calendar year is 250,000. No grants may be made under the 2005 Plan subsequent to April 24, 2015. During the fiscal year ended December 31, 2010, 561,877 options and 242,263 shares of restricted stock were awarded to employees and directors. As of December 31, 2010, options to purchase 2,369,012 shares of our common stock and 828,260 shares of restricted common stock were outstanding pursuant to the 2005 Plan. The weighted average fair value of restricted stock awards to employees was $8.7783 per share. For additional information on the 2005 Plan and information regarding the proposal to approve the 2011 Amendment to the 2005 Plan, see “Proposal 2—Approval of the 2011 Amendment of the Amended and Restated 2005 Long-Term Incentive Plan” and “Executive Compensation—Compensation Discussion and Analysis—Equity Compensation.”

The exercise price of stock options granted under the 2005 Plan is determined by our compensation committee, but may not be less than the fair market value per share of our common stock on the date of grant (or in the case of certain incentive options, 110% of fair market value). Stock options may be exercised in whole or in part by the option holder, but in no event later than seven years from the date of the grant, in the case of an incentive stock option, or seven years and six months from the date of grant, in the case of a non-qualified stock option. The purchase price for the shares may be paid in cash, shares of our common stock owned by the participant for more than six months, by withholding shares of common stock issuable upon exercise of the stock option, by a combination of the above or by another method acceptable to our compensation committee, in each case as determined by our compensation committee and as set forth in the applicable award agreement. In the event of a change in control, if there is a termination of employment by the Company (other than for “Cause”) or by the participant for “Good Reason” within one year following a change in control, all stock options outstanding under the 2005 Plan and not previously exercisable will become fully exercisable.

Upon exercise of a stock appreciation right, a participant will be entitled to receive an amount in cash or shares of common stock, or a combination of the foregoing, equal in value to the excess of the fair market value of one share of common stock on the date of exercise over the fair market value of one share of common stock on the date of grant, multiplied by the number of shares in respect of which the stock appreciation right is exercised. In the event of a change in control as described in the foregoing paragraph respecting options, all stock appreciation rights outstanding under the 2005 Plan and not previously exercisable or vested shall become fully exercisable and vested.

In granting performance units, the compensation committee will determine a performance period of one or more years and will determine the performance objectives for grants of performance units. Performance objectives may vary from participant to participant and between groups of participants, and may be based upon such criteria or combination of factors as the compensation committee may deem appropriate and which are set forth in the 2005 Plan. Performance units may be paid in cash or shares of common stock, or a combination of the foregoing. At the beginning of a performance period, the compensation committee will determine for each participant eligible for performance units the amount of the award (which may be fixed or may vary in accordance with the applicable performance goals) that will be paid as an award if the relevant measure of performance for the performance period is met. In the event of a change in control as described in the foregoing paragraph respecting options, the rights to receive any performance units shall become fully vested.

Restricted stock granted under the 2005 Plan will be subject to a restriction period commencing on the date of grant of the award and ending on such date or upon such achievement of such performance or other criteria as our compensation committee shall determine. Except as otherwise provided in the 2005 Plan, no shares of restricted stock may be sold, exchanged, transferred or pledged or otherwise disposed of during the restriction period. In the event of a change in control as described in the foregoing paragraph respecting options, the restriction period applicable to any restricted stock granted under the 2005 Plan will end, and all shares of restricted stock shall become fully vested.

For each share of phantom stock awarded under the 2005 Plan, a participant is entitled to receive an amount in cash and/or shares of common stock equal in value to the fair market value of one share of common stock at the applicable date or upon the occurrence of an applicable event as specified in the applicable award agreement.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information for all equity compensation plans as of December 31, 2010, under which our equity securities were authorized for issuance.

(in thousands, except per share data)	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights ( a )	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ( b )	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans ( c )
Equity Compensation Plans
Approved by Shareholders:
1995 Stock Option Plan(1)	1,205	$8.67	—
1997 Non-Management Directors Stock Option Plan(2)	225	$9.37	—
1998 Employee Stock Purchase Plan	—	—	917
2005 Long-Term Incentive Plan	2,378	$11.29	1,667
Not approved by shareholders:	—	—	—

Total	3,808	$10.34	2,584

(1)	The 1995 Plan expired on December 20, 2005; therefore, no additional shares will be issued from this plan.
(2)	The Directors Plan expired on January 20, 2007; therefore, no additional shares will be issued from this plan.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table provides certain information concerning the outstanding equity awards for each named executive officer as of December 31, 2010. The number of options held as of December 31, 2010 includes options granted under the 1995 Plan and the 2005 Plan.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)		(h)	(i)	(j)
John H. Heyman	85,500			—	$12.2700	3/15/2012	—		—	—	—
	117,500	—		—	$9.3300	4/15/2012	—		—	—	—
	110,782	55,392	[1]	—	$14.3800	3/24/2013	—		—	—	—
	20,000	—		—	$6.7500	10/15/2013	—		—	—	—
	106	85,000	[2]	—	$3.2500	3/13/2016	—		—	—	—
		120,283	[3]		$13.61	3/26/2017
	—	—		—	—	—	26,634	[4]	$521,227	—	—
	—	—		—	—	—	61,200	[5]	$1,197,684	—	—
							20,416	[6]	$399,541
Alon Goren		9,694	[1]	—	$14.3800	3/24/2013	—		—	—	—
	40,000	—		—	$6.7500	10/15/2013	—		—	—	—
	27,600	—		—	$4.6600	10/15/2014	—		—	—	—
	50,000	—		—	$4.6600	10/15/2014	—		—	—	—
	6,563	13,125	[2]	—	$3.2500	3/13/2016	—		—	—	—
		24,764	[3]		$13.61	3/26/2017
	—	—		—	—	—	4,661	[4]	$91,216	—	—
	—	—		—	—	—	9,450	[5]	$184,937	—	—
							4,203	[6]	$82,253
Andrew S. Heyman		—		—			—		—	—	—
	90,000	—		—	$12.2700	3/15/2012	—		—	—	—
	40,000	—		—	$9.3300	4/15/2012	—		—	—	—
	73,855	36,928	[1]	—	$14.3800	3/24/2013	—		—
	40,000	—		—	$6.7500	10/15/2013	—		—	—	—
	12,960	—		—	$4.1000	5/17/2014	—		—	—	—
	—	56,250	[2]	—	$3.2500	3/13/2016	—		—	—	—
	—	79,599	[3]	—	$13.61	3/26/2017
	—	—		—	—	—	17,756	[4]	$347,485	—	—
	—	—		—	—	—	40,500	[5]	$792,585	—	—
	—	—		—	—	—	13,511	[6]	$264,410
Mark E. Haidet	27,696	13,848	[1]	—	$14.3800	3/24/2013	—		—	—	—
	—	5,896	[7]		$13.61	3/24/2015
	—	21,875	[2]	—	$3.2500	3/13/2016	—		—	—	—
	—	42,600	[3]	—	$13.61	3/26/2017
	—	—		—	—	—	6,658	[4]	$130,297	—	—
	—	—		—	—	—	15,750	[5]	$308,228	—	—
	—	—		—	—	—	7,231	[6]	$141,511
	—	—		—	—	—	1,001	[8]	$19,590
Carlyle Taylor	5,218			—	$4.10	5/17/2014
	45,000	—			$4.66	10/15/2014
	23,264	11,633	[1]	—	$14.38	3/24/2013
	9,297	18,594	[2]	—	$3.25	3/13/2016
	—	27,860	[3]	—	$13.61	3/26/2017
	—	—		—	—	—	5,593	[4]	$109,455
	—	—		—	—	—	13,388	[5]	$262,003
	—	—		—	—	—	4,729	[6]	$92,547

(1)	The options became exercisable on March 24, 2011.

(2)	Half of the options became exercisable on March 13, 2011 and half of the options become exercisable on March 13, 2012.
(3)	One-third of the options became exercisable on March 26, 2011, and one-third of the options become exercisable on March 26, 2012 and 2013.
(4)	Stock vested March 24, 2011.
(5)	Stock vests March 13, 2012.
(6)	Stock vests March 26, 2013.
(7)	The options became exercisable on March 24, 2011.
(8)	Stock vested March 24, 2011.

Option Exercises and Stock Vested during Fiscal Year 2010

The following table provides certain information concerning the option exercises and stock vested for each named executive officer during the fiscal year ended December 31, 2010.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
John H. Heyman	427,689	4,484,666	—	—
Alon Goren	232,397	1,275,915	—	—
Andrew S. Heyman	222,033	1,988,435	—	—
Mark E. Haidet	155,640	1,088,851	—	—
Carlyle Taylor	148,176	1,346,976	—	—

Senior Executive Change in Control Severance Plan

Our board of directors has approved and adopted the Severance Plan. Under the Severance Plan, a change in control generally means the following:

•

the acquisition by an individual, entity or group (within the meaning of Section 409A of the Code) of ownership of our stock that, together with stock held by such person, constitutes more than 50% of the total fair market value or total voting power of our stock;

•

the acquisition by an individual, entity or group (within the meaning of Section 409A of the Code) during the twelve-month period ending on the date of the most recent acquisition by such person of ownership of our stock possessing 35% or more of the total voting power of our stock;

•

the replacement of a majority of the members of our board of directors during any twelve-month period by directors whose appointment or election is not endorsed by a majority of the members of our board of directors prior to the date of the appointment or election; or

•

the acquisition by an individual, entity or group (within the meaning of Section 409A of the Code) during the twelve-month period ending on the date of the most recent acquisition by such person of our assets that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of our assets immediately prior to such acquisition.

In the event we terminate a participant’s employment without cause or the participant terminates employment with good reason, on or within twelve months after a change in control, we will (1) pay to the participant a lump sum cash payment equal to the participant’s base salary and projected bonus for the applicable severance period, (2) continue the participant’s health and welfare benefits for a maximum of 18 months, and (3) accelerate the vesting of all equity awards granted to the participant. Upon a change in control, a portion of the severance benefits may be subject to an additional 20% excise tax. The participation agreements entered into between us and the participants will either provide for (1) a gross-up payment to make participants whole for the excise tax on an after-tax basis, or (2) a cutback provision that would reduce severance benefits to one dollar less than the maximum amount that may be paid without triggering the excise tax if the cutback would result in an increase in the net after-tax benefits.

Our board of directors has designated each of our named executive officers and certain other key employees as initial participants in the Severance Plan, and approved the following severance periods for each of our named executive officers: John H. Heyman—two years; Alon Goren—one year; Andrew S. Heyman—one and one-half years; Mark E. Haidet—one and one-half years; and Carlyle Taylor—one year. The participation agreements for John H. Heyman, Andrew S. Heyman and Mark E. Haidet provide for gross-up payments and the participation agreements for Alon Goren and Carlyle Taylor provide for a cutback provision. Assuming (1) a change in control occurred on December 31, 2010; (2) the named executive officers were terminated without cause or terminated employment with good reason; and (3) awards granted to the named executive officers in the last twelve months were not granted in connection with the change in control, the estimated payment amounts would have been as follows: $3,439,772 for John H. Heyman; $1,399,736 for Andrew S. Heyman; $881,865 for Mark E. Haidet; $581,855 for Alon Goren; and $578,450 for Carlyle Taylor.

Prior to receiving any severance benefits, participants will be required to execute a waiver/release of claims. If a participant is a “specified employee” within the meaning of Section 409A of the Code, any payment of “deferred compensation” under Section 409A of the Code will be made within 15 days after the end of the sixth-month period beginning on the date of such termination of employment or, if earlier, within 15 days after appointment of the personal representative or executor of the participant’s estate following his death.

COMPENSATION COMMITTEE REPORT

Our compensation committee is responsible for: (i) setting our compensation philosophy and policies; (ii) review and approval of pay recommendations for our executive officers; and (iii) initiation of all compensation actions for our Chief Executive Officer. Our compensation committee operates pursuant to a written charter adopted by our board of directors.

Our compensation committee has reviewed and discussed the Compensation Discussion and Analysis section of this Information Statement with our management. Based upon such review and discussion, our compensation committee recommended to our board of directors that the Compensation Discussion and Analysis be included in this Information Statement.

Michael Z. Kay, Chairman

James S. Balloun

J. Alexander M. Douglas, Jr.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of July 20, 2011 by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, each of our directors, each of our director nominees, each of our named executive officers, and all of our directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)		Percent of Shares Outstanding
Alon Goren(2)	2,952,442	(3)	7.23%
John H. Heyman	577,079	(4)	1.41%
Andrew S. Heyman	422,660	(5)	1.03%
Mark E. Haidet	138,232	(6)	*
Carlyle Taylor	130,079	(7)	*
James S. Balloun	103,372	(8)	*
William A. Clement, Jr.	65,405	(9)	*
J. Alexander M. Douglas, Jr.	108,382	(10)	*
Philip J. Hickey, Jr.	0	(11)	*
Michael Z. Kay	130,944	(12)	*
Donna A. Lee	69,972	(13)	*
Nick Shreiber	0	(14)	*
AllianceBernstein L.P.	2,206,307	(15)	5.42%
BlackRock, Inc.	3,975,755	(16)	9.76%
Eagle Asset Management, Inc.	2,578,198	(17)	6.33%
All directors and executive officers as a group (12 persons)	4,698,567	(18)	11.19%

*	Less than 1% of outstanding shares.
(1)	“Beneficial ownership” includes shares for which an individual, directly or indirectly, has or shares voting or investment power, or both, and also includes options that are exercisable within 60 days of July 20, 2011. Unless otherwise indicated, all of the listed persons have sole voting and investment power over the shares listed opposite their names. Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, referred to in this Information Statement as the Exchange Act. Pursuant to the rules of the Securities and Exchange Commission, referred to in this Information Statement as the SEC, certain shares of our common stock that a beneficial owner has the right to acquire within 60 days pursuant to the exercise of stock options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such owner, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
(2)	The business address of Alon Goren is 3925 Brookside Parkway, Alpharetta, Georgia 30022.
(3)	Includes 148,675 shares subject to stock options that are currently exercisable. Includes 150,000 shares pledged as security.
(4)	Includes 296,875 shares subject to stock options that are currently exercisable.
(5)	Includes 288,401 shares subject to stock options that are currently exercisable.
(6)	Includes 72,578 shares subject to stock options that are currently exercisable.
(7)	Includes 62,778 shares subject to stock options that are currently exercisable.
(8)	Includes 84,483 shares subject to stock options that are currently exercisable.
(9)	Includes 52,083 shares subject to stock options that are currently exercisable.
(10)	Includes 89,483 shares subject to stock options that are currently exercisable.
(11)	Includes 0 shares subject to stock options that are currently exercisable. Mr. Hickey was elected as a director on February 25, 2011.
(12)	Includes 109,483 shares subject to stock options that are currently exercisable.
(13)	Includes 51,083 shares subject to stock options that are currently exercisable.

(14)	Includes 0 shares subject to stock options that are currently exercisable. Mr. Shreiber was elected as a director on March 23, 2011.
(15)	Based on a Schedule 13G filed with the SEC on February 9, 2011 by AllianceBernstein L.P. We make no representation as to the accuracy or completeness of the information reported. The address of AllianceBernstein L.P. is 1345 Avenue of the Americas, New York, New York 10105.
(16)

Based on a Schedule 13G/A filed with the SEC on March 11, 2011 by BlackRock, Inc. We make no representation as to the accuracy or completeness of the information reported. The address of BlackRock, Inc. is 40 East 52nd Street, New York, New York 10022.

(17)	Based on a Schedule 13G filed with the SEC on January 27, 2011 by Eagle Asset Management, Inc. We make no representation as to the accuracy or completeness of the information reported. The address of Eagle Asset Management, Inc. is 880 Carillon Parkway, St. Petersburg, Florida 33716.
(18)	Includes 1,255,922 shares subject to stock options that are currently exercisable.

Based solely on the Company’s review of Forms 3, 4 and 5 furnished to the Company with respect to its most recent fiscal year, we believe that all such forms required to be filed pursuant to Section 16(a) of the Exchange Act were timely filed by the Reporting Persons during the fiscal year ended September 30, 2009.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND

CERTAIN CONTROL PERSONS

In accordance with our audit committee charter, our audit committee is responsible for reviewing and approving all related party transactions. Any financial transaction with any officer or director, or any immediate family member of any officer or director, would need to be approved by our audit committee prior to our Company entering into such transaction. On an ongoing basis, all potential related party transactions are reported directly to the chairman of our audit committee. To assist us in identifying any related party transactions, each year we submit and require our directors and officers to complete questionnaires identifying any transactions with us in which the directors or officers, or their immediate family members, have an interest.

Director Philip J. Hickey, Jr. is the non-executive chairman of the board of directors of O’Charley’s, Inc. O’Charley’s is a public company with which the Company has in the past done business, both directly and through re-sellers. In fiscal year 2010, the Company received gross revenues from sales to O’Charley’s and affiliates in the approximate amount of $176,500. Our audit committee has reviewed the business relationship between the Company and O’Charley’s, and has expressly approved the continuance of the business relationship between the Company and O’Charley’s and/or its affiliated entities.

There are no other relationships or transactions required to be disclosed under 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

ANNEX II

July 11, 2011

The Board of Directors

Radiant Systems, Inc.

3925 Brookside Parkway

Alpharetta, Georgia 30022

Members of the Board:

We understand that Radiant Systems, Inc. (the “Company”), NCR Corporation (“Parent”), and Ranger Acquisition Corporation, a wholly-owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (i) Merger Sub would commence a tender offer (the “Tender Offer”) to purchase all issued and outstanding shares of common stock, no par value per share, of the Company (“Common Stock”) at a price of $28.00 per share, net to the seller in cash, without interest (the “Consideration”), and (ii) following the consummation of the Tender Offer, Merger Sub would merge with and into the Company, with the Company surviving the merger as an indirect wholly owned subsidiary of Parent (the “Merger”). Pursuant to the terms of the Merger Agreement, each share of Common Stock that is not tendered and accepted pursuant to the Tender Offer (other than shares of Common Stock that are owned by the Company or Parent or any direct or indirect subsidiary of the Company and in each case not held on behalf of third parties, all of which shares will be canceled, or as to which dissenters’ rights have been properly exercised), would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Transaction is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft dated July 11, 2011 of the Merger Agreement;

(ii)	reviewed certain publicly available financial and other information about the Company;

(iii)	reviewed certain information furnished to us by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

(iv)	held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

(v)	reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(vi)	compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; and

(vii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial

II-1

and other information that was supplied or otherwise made available by the Company or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company’s financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of Common Stock. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction.

It is understood that our opinion is for the use and benefit of the Board of Directors of the Company in its consideration of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to whether any holder of shares of Common Stock should tender such shares pursuant to the Tender Offer or how any holder of shares of Common Stock should vote on the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Common Stock. We express no opinion as to the price at which shares of Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration to be received by holders of shares of Common Stock. Our opinion has been authorized by the Fairness Committee of Jefferies & Company, Inc.

We have been engaged by the Company to act as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Transaction. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We have, in the past, provided financing services to the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. We maintain a market in the securities of the Company, and in the ordinary

II-2

course of our business, we and our affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock pursuant to the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Jefferies & Company, Inc.

JEFFERIES & COMPANY, INC.

II-3